Management’s Discussion & Analysis
For the three and nine months ended September 30, 2020 and 2019

Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated November 4, 2020 for Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three and nine months ended September 30, 2020 and 2019. The MD&A should be read in conjunction with the unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2020 and 2019, the annual audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), as well as the annual MD&A for the years ended December 31, 2019 and 2018 and Annual Information Form ("AIF") for the year ended December 31, 2019.

FORWARD LOOKING STATEMENTS

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2019. Additional information including this MD&A, Interim Financial Statements for the three and nine months ended September 30, 2020, the audited Consolidated Financial Statements for the year ended December 31, 2019, the Company’s Annual Information Form for the year ended December 31, 2019, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com, www.sec.gov/edgar, www.asx.com.au and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES
Certain non-IFRS measures are included in this MD&A, including adjusted net cash provided by operating activities, free cash flow, adjusted free cash flow, operating cash costs and operating cash costs per ounce sold, sustaining and growth capital expenditures, all-in sustaining costs (“AISC”) and AISC per ounce sold, average realized gold price per ounce sold, adjusted net earnings and adjusted net earnings per share, earnings before interest, taxes and depreciation and amortization (“EBITDA”) and working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Plant and Equipment (“PE”); Gold (“Au”); Troy Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Tonnes (“t”); Square Kilometre (“km2”); Metres (“m”); Tonnes per Day (“tpd”); Kilo Tonnes (“kt”); Estimated True Width (“ETW”); and Life of Mine (“LOM”). Throughout this MD&A the reporting periods for the three and nine months ended September 30, 2020 are abbreviated as Q3 2020 and YTD 2020, respectively, while the reporting periods for the three and nine months ended September 30, 2019 are abbreviated as Q3 2019 and YTD 2019, respectively. In addition, the reporting period for the three-month period ended June, 2020 is abbreviated as Q2 2020. Throughout this MD&A, references to Q1, Q2, Q3 and Q4 refer to the first, second, third and fourth quarters, respectively, for any given year.

REPORTING CURRENCY

All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

BUSINESS OVERVIEW	3
KEY DEVELOPMENTS IN Q3 2020	3
Q3 2020 PERFORMANCE - EXECUTIVE SUMMARY	5
FULL-YEAR 2020 GUIDANCE - RE-ISSUED JUNE 30, 2020	11
LONGER-TERM OUTLOOK	14
EXTERNAL PERFORMANCE DRIVERS	14
REVIEW OF FINANCIAL PERFORMANCE	15
REVIEW OF OPERATING MINES	23
GROWTH AND EXPLORATION	29
REVIEW OF FINANCIAL CONDITION AND LIQUIDITY	31
OFF-BALANCE SHEET ARRANGEMENTS	32
OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION	32
QUARTERLY INFORMATION	32
COMMITMENTS AND CONTINGENCIES	32
RELATED PARTY TRANSACTIONS	33
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	33
ACCOUNTING POLICIES AND BASIS OF PRESENTATION	33
NON-IFRS MEASURES	34
INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	41
RISKS AND UNCERTAINTIES	41
FORWARD LOOKING STATEMENTS	41
INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES	42
TECHNICAL INFORMATION	43

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a growing, Canadian, U.S. and Australian-listed, gold producer with assets in Canada and Australia. The Company’s production is anchored by three high-quality, cornerstone assets. These assets include two high-grade, low-cost underground mining operations, the Macassa mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville mine (“Fosterville”), located in the state of Victoria, Australia, as well as the Detour Lake Mine (“Detour Lake”), a large-scale open-pit mining operation located in Northern Ontario. Detour Lake was obtained by the Company on January 31, 2020 through the acquisition of Detour Gold Corporation (“Detour Gold”). The Company also owns the Holt Complex, which includes three wholly owned mines, the Taylor mine (“Taylor”), Holt mine (“Holt”) and Holloway mine (“Holloway”), as well as a central milling facility, the Holt mill. The Holt Complex is located in northeastern Ontario. The Holloway mine was placed on care and maintenance in March 2020. Operations at the remainder of the Holt Complex were suspended effective April 2, 2020 as part of the Company’s response to the COVID-19 pandemic and while the Company conducted a strategic review of the assets. On July 16, 2020, the Company announced that the operations at Holt Complex would remain suspended until further notice. The Company’s business portfolio also includes assets in the Northern Territory of Australia. These assets, which are comprised of the Cosmo mine (“Cosmo”), Union Reefs mill (“Union Reefs”) as well as a number of exploration properties, are currently on care and maintenance.

The Company conducts extensive exploration activities on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of Mineral Resources and Mineral Reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and maintaining a position within the mining industry as a sustainable, growing low-cost gold producer. Over the last two years, the Company has achieved both significant production growth and improved unit costs, which has resulted in higher levels of profitability and cash flow. Through the effective operation and advancement of development and exploration programs at the Company’s profitable, cash flow generating assets, and through the acquisition of Detour Gold, with its significant expansion potential and exploration upside, Kirkland Lake Gold is well positioned to achieve further increases in shareholder value.

In addition to the Company’s portfolio of wholly owned assets, which as of January 31, 2020 includes the Detour Lake Mine, Kirkland Lake Gold has made strategic investments in the common shares of other public issuers in instances where the Company could gain exposure to prospective mineral properties that offer the potential for future profitable gold production. Should the exploration programs of public issuers in which the Company has invested result in the establishment of a sufficiently attractive economic deposit, the Company may elect to acquire additional interests in such deposits.

KEY DEVELOPMENTS IN Q3 2020

COVID-19

In response to the extensive global health risks resulting from the COVID-19 pandemic, the Company introduced a number of measures in March 2020 to protect employees, their families and the communities in which the Company operates. The health and wellbeing of the Company’s workforce is Kirkland Lake Gold’s top priority. Among these measures, the Company took steps to reduce the number of people at mine sites by transitioning to reduced operations at Detour Lake (effective March 23, 2020) and Macassa (April 2, 2020), and suspended operations at the Holt Complex (April 2, 2020). In addition, the Company introduced an extensive list of health and safety protocols including remote work wherever possible, medical screening, enhanced cleaning and hygiene practices, increased food safety, social distancing of workers and the increased reliance on technology such as hosting virtual meetings. As part of the health and safety protocols, the Company also suspended all non-essential work at, and visits to, all of the Company’s mine sites, including all exploration drilling and reduced levels of work at a number of projects, including the #4 Shaft project at Macassa and surface infrastructure projects at Fosterville in March 2020. Operations continued at Fosterville throughout this period, with the Company’s health and safety protocols having been introduced.

On May 6, 2020, the Company announced that it was beginning to recall employees at Macassa and Detour Lake, who were off work as part of the COVID-19 protocols. As at June 30, 2020, workforce levels at these operations had returned to pre-COVID-19 levels, with the Company’s extensive list of health and safety protocols remaining in place for the foreseeable

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future. The Holt Complex remained on suspension as at June 30, 2020 with the Company announcing on July 16, 2020 that the suspension of operations would continue until further notice. Work on major projects, such as the Macassa #4 shaft resumed during Q2 2020. In addition, exploration drilling also resumed during the quarter, with the ramp up of drilling activities extending through the end of Q3 2020. The Company’s health and safety protocols remained in place throughout Q3 2020, with some additional measures introduced at Fosterville due to an increase in COVID-19 cases in Victoria during the quarter, largely in the Melbourne area. Approximately $0.7 million of COVID-19 related costs were incurred at Fosterville in Q3 2020. The Company anticipates that its operations and business activities will continue to be impacted, to some degree, by the Company’s COVID-19 protocols to the end of the year, and it will continue to closely monitor developments related to COVID-19 with the intention of responding as needed to ensure the protection of the Company’s workers.

On June 30, 2020, the Company re-issued guidance for 2020 recognizing the progress achieved in ramping up business activities that had been impacted by the Company’s COVID-19 response. The Company's guidance remained unchanged as at November 4, 2020.

Acquisition of Detour Gold Corporation

On January 31, 2020, the Company acquired all of the issued and outstanding shares of Detour Gold Corporation (“Detour Gold”), through a plan of arrangement announced on November 25, 2019. Pursuant to the plan of arrangement, Detour Gold shareholders received 0.4343 Kirkland Lake Gold common shares in exchange for each Detour Gold share held immediately prior to closing of the Arrangement. In aggregate, the Company issued 77,217,129 common shares of Kirkland Lake Gold to former Detour Gold shareholders as consideration for their Detour Gold shares. In addition, all outstanding stock options of Detour were exchanged under the agreement. Subsequent to the share issuance, Kirkland Lake and former Detour shareholders owned 73% and 27%, respectively of the shares of the combined Company. With the completion of the transaction, Detour Gold has become a wholly owned subsidiary of Kirkland Lake Gold, and the Company is now the owner and operator of Detour Lake, a large-scale, open-pit gold mine in Northern Ontario. The acquisition adds a third cornerstone asset to the Company’s portfolio, with 2019 production at Detour Lake of 601,566 ounces. Like Macassa and Fosterville, Detour Lake combines free cash generating operations with significant in-mine growth potential and attractive regional exploration upside.

From January 31, 2020 to the end of Q3 2020, Detour Lake produced 363,614 ounces of gold, with gold sales totalling 384,270 ounces, operating cash costs per ounce of $630 and AISC per ounce sold of $1,156. For the same period, revenue from Detour Lake totalled $674.9 million, earnings from operations were $261.0 million and the mine generated $231.0 million of free cash flow (non-IFRS measure). The $231.0 million of free cash flow for the eight months ended September 30, 2020 excludes transaction related costs.

Non-Core Assets

Recognizing the Company's intention to focus on its three cornerstone assets, Fosterville, Macassa and Detour Lake, the Company designated the Holt Complex and assets in the Northern Territory of Australia as non-core on February 19, 2020 with plans to consider all options to maximize value. In March, the Company discontinued activities at two locations: it transitioned the Holloway Mine, part of the Holt Complex, to care and maintenance, and also suspended test mining and processing, as well as all exploration drilling, in the Northern Territory. Consistent with the Company’s commitment to effective environmental management, a three-year $60 – $65 million rehabilitation program was launched in the Northern Territory during Q3 2020, which resulted in a $32.6 million increase to the environmental remediation provision during the quarter. is The program, which is intended to address environmental issues caused by prior owners of the assets, involves managing the Howley Streak waste dumps, rehabilitation of dams and treatment of site water inventory. The objective of the program involves restoring approximately 360ha to grazing land quality, removing waste rock dumps and filling existing open pits.

On April 2, 2020, the Company announced the suspension of operations at the remainder of the Holt Complex, including the Taylor Mine and Holt Mine and Mill as part of the Company’s COVID-19 protocols and while the Company conducted a strategic review to consider all options for maximizing the value of these assets. On July 16, 2020, the Company announced that the suspension of operations would continue until further notice.

Care and maintenance costs related to Holt Complex and the Northern Territory assets in Q3 2020 totaled $14.3 million, of which $8.1 million related to restructuring and severance costs at Holt Complex. For YTD 2020, care and maintenance

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
expense totalled $23.7 million, with restructuring and severance costs accounting for $17.2 million. Going forward, ongoing care and maintenance costs related to Holt Complex and the Northern Territory assets are estimated at $2.5 – $3.0 million per quarter.

(1)The Key Developments in Q3 2020 section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Q3 2020 PERFORMANCE - EXECUTIVE SUMMARY

The MD&A document provides a detailed review of information relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations. This section is intended to assist readers interested in a condensed, summary review of the Company's performance for the three and nine months ended September 30, 2020. This section should be read in conjunction with the remainder of the MD&A, which discusses among other things, risk factors impacting the Company.

(in thousands of dollars, except per share amounts)	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Three Months Ended June 30, 2020	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Revenue	$632,843	$381,430	$580,975	$1,768,556	$967,609
Production costs	136,023	73,664	141,415	439,030	209,865
Earnings before income taxes	295,316	254,119	225,282	815,123	566,140
Net earnings	$202,022	$176,604	$150,232	$555,132	$390,945
Basic earnings per share	$0.73	$0.84	$0.54	$2.06	$1.86
Diluted earnings per share	$0.73	$0.83	$0.54	$2.05	$1.85
Cash flow from operating activities	$431,119	$316,753	$222,234	$894,859	$672,290
Cash investment on mine development and PPE	$155,428	$135,449	$128,155	$394,220	$342,104

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Three Months Ended June 30, 2020	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Tonnes milled	6,144,753	419,787	5,863,282	16,126,140	1,208,106
Average Grade (g/t Au)	1.8	18.8	1.8	2.0	18.3
Recovery (%)	95.3%	97.9%	95.8%	95.6%	98.0%
Gold produced (oz)	339,584	248,400	329,770	1,000,218	694,873
Gold Sold (oz)	331,959	256,276	341,390	1,017,935	701,296
Average realized price ($/oz sold)(1)	$1,907	$1,482	$1,716	$1,734	$1,375
Operating cash costs per ounce ($/oz sold)(1)	$406	$287	$374	$407	$296
AISC ($/oz sold)(1)	$886	$562	$751	$804	$584
Adjusted net earnings(1)	$249,251	$167,532	$219,345	$647,765	$391,109
Adjusted net earnings per share(1)	$0.91	$0.80	$0.79	$2.40	$1.86
Free cash flow(1)	$275,691	$181,304	$94,079	$500,639	$330,186
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3 2020
(1)Q3 2020 includes no production from Holt Complex due to the suspension of operations effective April 2, 2020 (27,128 ounces in Q3 2019)
(2)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.
(3)Calculated by deducting Detour Lake’s operating cash costs and gold sales from the Company’s consolidated totals.
(4)Calculated by deducting Detour Lake’s all-in sustaining costs and gold sales from the Company's consolidated totals.

Gold production: Consolidated Q3 2020 production totalled 339,584 ounces, a 37% increase from 248,400 ounces in Q3 2019 and 3% higher than 329,770 ounces the previous quarter. The main contributor to the strong growth compared to the same period in 2019 was 140,067 ounces of production from Detour Lake, following the acquisition of Detour Gold on January 31, 2020. The contribution from Detour Lake more than offset the impact of the suspension of operations at Holt Complex effective April 2, 2020, which contributed 27,128 ounces in Q3 2019. Production at Fosterville totalled 161,489 ounces in Q3 2020, a 2% increase from the same period in 2019 largely due to higher tonnes processed, and 4% higher than 155,106 ounces in Q2 2020. Macassa produced 38,028 ounces compared to 62,945 ounces in Q3 2019 and 41,865 ounces the previous quarter. Production in Q3 2020 at Macassa was impacted by reduced workforce productivity and equipment availability largely related to excessive heat in the mine caused by record temperatures in Kirkland Lake, as well as ongoing health and safety protocols as part of the Company’s COVID-19 response. These factors contributed to disruptions to operating development performance and lower than planned mining rates. Mining during the quarter focused on the most accessible areas, which were largely the lower-grade stopes planned for the quarter.

Production costs: Production costs in Q3 2020 totalled $136.0 million versus $73.7 million in Q3 2019 and $141.4 million the previous quarter. The increase from Q3 2019 largely reflected the inclusion of $87.4 million of production costs from Detour Lake in Q3 2020.

Operating cash costs per ounce sold(1): Operating cash costs per ounce sold(1) averaged $406 in Q3 2020 compared to $287 in Q3 2019 and $374 in Q2 2020. Excluding Detour Lake, operating cash costs per ounce sold(1) averaged $245, 15% lower than Q3 2019 largely due to the suspension of operations at the Holt Complex, the Company’s highest cost underground mine, effective April 2, 2020. Operating cash costs per ounce sold(1) at Detour Lake averaged $634 per ounce in Q3 2020, which compared to $573 the previous quarter, with the increase largely reflecting the ramp up of mining and other activities following reduced operations in Q2 2020 due to COVID-19. Operating cash costs per ounce sold(1) at Fosterville and Macassa increased year over year, mainly due to the impact of lower average grades on sales volumes at both operations. At Fosterville, operating cash costs per ounce sold(1) averaged $142 versus $115 in Q3 2019 and $129 the previous quarter. Operating cash costs per ounce sold(1) at Macassa averaged $648 compared to $425 in Q3 2019, and $547 in Q2 2020.

All-in sustaining costs (“AISC”) per ounce sold(1): AISC per ounce sold(1) averaged $886 in Q3 2020 compared to $562 in Q3 2019 and $751 the previous quarter. Excluding the impact of Detour Lake, where AISC per ounce sold(1) for Q3 2020 averaged $1,259, AISC per ounce sold(1) averaged $622 for the quarter. AISC per ounce sold(1) at Fosterville averaged $349 in Q3 2020 versus $289 in Q3 2019 and $273 in Q2 2020, with a lower average grade contributing to the increase from both prior periods. In addition, the change from Q3 2019 also reflected the impact of a new 2.75% royalty introduced by the Victorian Government effective January 1, 2020, which contributed $8.0 million or $52 per ounce sold to AISC per ounce sold(1) in Q3 2020. The increase from the previous quarter also reflected a 68% increase in sustaining capital expenditures(1) from very low levels in Q2 2020 when the mine suspended all non-essential work as part of the Company’s COVID-19 response. AISC per

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
ounce sold(1) at Macassa averaged $1,081 in Q3 2020 compared to $689 in Q3 2019, with reduced sales volumes, resulting largely from a lower average grade, mainly accounting for the increase from the same period in 2019. AISC per ounce sold(1) at Macassa in Q3 2020 compared to AISC per ounce sold(1) of $841 the previous quarter, with the increase reflecting lower sales volumes and higher sustaining capital expenditures(1) in Q3 2020, as the mine ramped up business activities following reduced operations during Q2 2020.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Revenue: Revenue in Q3 2020 totalled $632.8 million, an increase of $251.4 million, or 66% from $381.4 million in Q3 2019. Of the growth in revenue versus Q3 2019, $141 million related to a $425 per ounce increase in the average realized gold price, to $1,907 per ounce, while $112 million of the increase was due a 30% increase in sales volumes (331,959 ounces in Q3 2020 versus 256,276 ounces in Q3 2019). Revenue in Q3 2020 was $51.8 million or 9% higher than $581.0 million the previous quarter, reflecting a $63 million favourable impact from an 11% increase in the average realized gold price(1), which more than offset a $16.0 million reduction in revenue resulting from slightly lower gold sales (331,959 ounce versus 341,390 ounces the previous quarter). Of the Company’s Q3 2020 revenue, Detour Lake contributed $262.5 million ($233.0 million in Q2 2020). Holt Complex, where operations were suspended effective April 2, 2020, contributed no revenue in Q3 2020 versus $39.7 million of revenue in Q3 2019 and $4.6 million the previous quarter.

Cash flow generation: Net cash provided by operating activities in Q3 2020 totalled $431.1 million with free cash flow(1) of $275.7 million. Of the Company's free cash flow(1) in Q3 2020, $64.0 million was provided by Detour Lake Mine.

Cash position: Cash at September 30, 2020 totalled $848.5 million compared to $537.4 million at June 30, 2020. The $311.1 million increase in cash during Q3 2020 was driven by strong free cash flow, as well as proceeds from the sale of the Company’s 32.6 million shares of Osisko Mining Inc. (“Osisko”) and $75.0 million received from Newmont Canada FN Holdings ULC (“Newmont”) through a strategic alliance agreement. Partially offsetting these additions to cash was significant cash used for share repurchases and dividend payments during the quarter (see below).

Net earnings: Net earnings in Q3 2020 totalled $202.0 million ($0.73 per share) compared to $176.6 million ($0.84 per share) in Q3 2019 and $150.2 million ($0.54 per share) the previous quarter. A 66% increase in revenue was the primary driver of net earnings growth compared to Q3 2019, which was only partially offset by higher production, depletion and depreciation and royalty costs, the impact of foreign exchange losses in Q3 2020 as well as higher care and maintenance and corporate G&A expense. In addition, Q3 2020 net earnings were reduced by a $32.6 million increase in environmental remediation provisions, included in rehabilitation costs, resulting from a new three-year water rehabilitation program in the Northern Territory assets (see page 18 for more information). The reduction in net earnings per share from Q3 2019 reflected a higher level of average shares outstanding in Q3 2020 due to the issuance of 77,217,129 shares in Q1 2020 related to the acquisition of Detour Gold. Compared to the previous quarter, net earnings growth in Q3 2020 was driven by higher revenue as well as a significantly lower level of foreign exchange losses in Q3 2020 versus Q2 2020 as well as the impact of $13.4 million of costs related to the Company’s COVID-19 response in Q2 2020.

Adjusted net earnings(1): Adjusted net earnings(1) totalled $249.3 million ($0.91 per share) in Q3 2020, an increase of 41% from $167.5 million ($0.80 per share) in Q3 2019 and $219.3 million ($0.79 per share) in Q2 2020. The difference between net earnings and adjusted net earnings(1) in Q3 2020 mainly related to the exclusion from adjusted net earnings(1) of the $32.6 million increase in environmental remediation provisions, foreign exchange losses, as well as restructuring and

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severance costs mainly at the Holt Complex. The difference between net earnings and adjusted net earnings(1) in Q3 2019 reflected the exclusion from adjusted net earnings(1) of foreign exchange gains, while the difference between adjusted net earnings(1) and net earnings in Q2 2020 mainly related to the exclusion from adjusted net earnings(1) of foreign exchange losses as well as the costs related to the Company’s COVID-19 response and restructuring costs resulting from the suspension of business activities in the Northern Territory and at Holt Complex.

Growth capital expenditures(1): Total growth capital expenditures(1), excluding capitalized exploration expenditures, in Q3 2020 totalled $28.1 million, of which $11.8 million related to Detour Lake, largely related to mobile equipment procurement in support of a number of growth projects. Growth capital expenditures(1) at Macassa totalled $11.5 million, with $8.3 million related to the #4 Shaft project. As at the end of the quarter, the #4 Shaft project was approximately one month ahead of schedule, advancing to a depth of over 3,300 feet as of September 30, 2020, with the project on track for completion in late 2022. Growth capital expenditures(1) at Fosterville totalled $5.0 million, largely related to the construction of a new transformer station.

Exploration expenditures: Total exploration expenditures totalled $27.4 million, including $2.5 million of expensed expenditures and $24.9 million of capitalized expenditures, which compared to $43.6 million in Q3 2019 and $25.0 million the previous quarter. Exploration work was suspended in March 2020 as part of the Company’s COVID-19 response. The re-deployment of drills and resumption of exploration work commenced in April with the ramp up of drilling activity extending through the end of the third quarter of 2020. Despite the ongoing ramp up of drilling, significant exploration success was achieved during Q3 2020, including:

–Encouraging exploration results at the Detour Lake Saddle Zone that provide increased evidence that a broad and continuous corridor of mineralization extends between the Main and West pit locations extending to a depth of up to 820 m below surface; the new results support the Company’s view that a much larger deposit exists around the Main Pit and West Pit than is currently included in Mineral Reserves;
–Exploration success at Fosterville including higher than expected grades with visible gold from infill drilling in the Swan Zone; the results also confirmed the substantial scale and continued growth potential of mineralized systems at Cygnet, Robbin’s Hill and Harrier.
–Subsequent to the end of Q3 2020, new drilling results at Macassa including exceptional gold grades being intersected outside of existing Mineral Resources near the location where the dip of the South Mine Complex (“SMC”) approaches the contact with mineralized zones stacked vertically along the Amalgamated Break; the results also continued to expand the mineralization at depth in the Lower SMC and identified new areas of high-grade mineralization along the Amalgamated Break.

Return on Osisko investment: During Q3 2020, $107.7 million (C$143.2 million) was received from the sale of the Company’s 32.6 million shares of Osisko Mining Inc. (“Osisko”), resulting in a realized gain of $60.6 million. In accordance with the Company’s accounting policy, the resulting gain was not included in net earnings, but was recognized through other comprehensive income during the quarter.

Strategic alliance with Newmont: The Company entered into a strategic alliance agreement with Newmont during Q3 2020 with respect to exploration and development opportunities around the Company’s Holt Complex and Newmont’s properties in Timmins, Ontario. Through the agreement, Newmont paid the Company $75 million (not included in earnings) to acquire an option on mining and mineral rights related to the Company’s Holt Mine property, with the Company planning to invest these proceeds in exploration activities around Holt Complex and at other regional targets. The agreement also includes a commitment by the two companies to work together to identify additional regional exploration opportunities around their respective land positions where they may cooperate to advance projects.

Quarterly dividend: The Q3 2020 dividend of US$0.125 per share was paid on October 14, 2020 to shareholders of record on September 30, 2020. On October 12, 2020 the Company announced a 50% increase to the quarterly dividend, to US$0.1875 per share, effective for the December 31, 2020 dividend payment in January 2021.

Share repurchases: During Q3 2020, $107.4 million (C$143.0 million) of cash was used to repurchase 2,139,300 common shares through the Company’s NCIB.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
YTD 2020
(1)YTD 2020 includes 29,391 production from Holt Complex, where operations were suspended effective April 2, 2020 (82,483 ounces in YTD 2020)
(2)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.
(3)Calculated by deducting Detour Lake’s operating cash costs and gold sales from the Company’s consolidated totals.
(4)Calculated by deducting Detour Lake’s all-in sustaining costs and gold sales from the Company's consolidated totals.

Production: Production for the nine months ended September 30, 2020 totalled 1,000,218 ounces, a 44% increase from 694,873 ounces for YTD 2019. Of total production in YTD 2020, Detour Lake accounted for 363,614 ounces, which was produced from January 31, 2020 to September 30, 2020. Partially offsetting the impact of production from Detour Lake was the suspension of operations at Holt Complex effective April 2, 2020. Production at Holt Complex for YTD 2020 totaled 29,391 ounces, almost all in Q1 2020,compared to 82,483 ounces for YTD 2019. Production at Fosterville for YTD 2020 totalled 476,459 ounces, 11% higher than the same period in 2019, mainly reflecting a 10% increase in tonnes processed. Production at Macassa totalled 130,754 ounces versus 184,918 ounces for the same period in 2019. Production for YTD 2020 was below expected levels largely due to the impact of reduced operations during Q2 2020, ongoing health and safety protocols, including those related to COVID-19, as well as reduced workforce productivity and equipment availability largely reflecting excess heat in the mine.

Production costs: Production costs for YTD 2020 totalled $439.0 million versus $209.9 million for YTD 2019. The increase from the prior year largely reflected the inclusion of $260.9 million of production costs from Detour Lake for the eight months ended September 30, 2020, which was only partially offset by reduced production costs at Holt Complex.

Operating cash costs per ounce sold(1): Operating cash costs per ounce sold(1) averaged $407 in YTD 2020 compared to $296 in YTD 2019. Excluding the impact of Detour Lake, where operating cash costs per ounce sold(1) averaged $630, operating cash costs per ounce sold(1) averaged $271. On the same basis, the reduction in operating cash costs per ounce sold(1) from YTD 2019 was mainly due to the suspension of operations at the Holt Complex. At Fosterville, operating cash costs per ounce sold(1) averaged $132 in YTD 2020, similar to the $126 recorded for the same period in 2019. Operating cash costs per ounce sold(1) at Macassa averaged $573 versus $397 for YTD 2019, with the change largely reflecting the impact of a lower average grade on sales volumes and higher mining and development costs, mainly in the first quarter of the year.

AISC per ounce sold(1): AISC per ounce sold averaged $804 for YTD 2020 compared to $584 for the same period in 2019. Excluding the impact of Detour Lake, where AISC per ounce sold(1) averaged $1,156, AISC per ounce sold(1) averaged $590, similar to the comparable YTD 2019 level. AISC per ounce sold(1) at Fosterville averaged $311 during YTD 2020, largely unchanged from $306 in YTD 2019. Excluding the impact of the new 2.75% royalty introduced by the Victorian Government effective January 1, 2020, which contributed $22.0 million ($47 per ounce sold) to Fosterville’s AISC(1) for YTD 2020, AISC per ounce sold(1) improved 14% year over year. AISC per ounce sold(1) at Macassa averaged $915 for YTD 2020 versus $687 a year earlier. The change from YTD 2019 largely resulted from the impact of a lower average grade on sales volumes, which resulted in higher operating cash costs(1) and sustaining capital expenditures on a per ounce sold basis. Largely offsetting higher AISC per ounce sold(1) at Macassa was the impact of suspending operations at Holt Complex effective April 2, 2020.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Revenue: Revenue in YTD 2020 totalled $1,768.6 million, an increase of $801.0 million or 83% from $967.6 million in YTD 2019. Of the growth in revenue, $435 million related to a 45% increase in gold sales, to 1,017,935 ounces, while $366 million resulted from a $359 or 26% improvement in the average realized gold price(1) in YTD 2020, to $1,734 per ounce. Detour Lake contributed $674.9 million of revenue for YTD 2020 (from January 31, 2020 to September 30, 2020). Holt Complex generated $52.0 million of revenue prior to the suspension of operations, which compared to revenue of $114.6 million for YTD 2019).

Cash flow: Net cash provided by operating activities for YTD 2020 totalled $894.9 million with free cash flow(1) totalling $500.6 million. Both net cash provided by operating activities and free cash flow(1) for YTD 2020 were impacted by $60.5 million of transaction and restructuring costs mainly related to the Detour Gold acquisition in Q1 2020 and a $132.6 million tax payment made in Australia as the final tax instalment for the 2019 tax year. Excluding these uses of cash, net cash provided by operating activities and free cash flow(1) for YTD 2020 totalled $1,088.0 million and $693.7 million, respectively. Detour Lake generated $231.0 million of free cash flow from January 31, 2020 to September 30, 2020 (excluding transaction and restructuring costs related to the Detour Gold acquisition), representing approximately 33% of the Company’s total free cash flow for YTD 2020 (excluding the $60.5 million on transaction and restructuring costs and the $132.6 million tax instalment payment).

Cash position: Cash at September 30, 2020 totalled $848.5 million compared to $707.2 million at December 31, 2019.

Net earnings: Net earnings for YTD 2020 totalled $555.1 million ($2.06 per basic share), an increase of $164.2 million or 42% from $390.9 million ($1.86 per basic share) in YTD 2019. The increase in net earnings compared to YTD 2019 mainly reflected the 83% increase in revenue year over year. Partially offsetting strong revenue growth was higher production and depletion and depreciation costs, increased royalty expense, the impact of foreign exchange losses for YTD 2020 versus foreign exchange gains in YTD 2019, transactions costs in YTD 2020 mainly related to the Detour Gold acquisition, the $32.6 million increase in environmental remediation provisions in Q3 2020, higher care and maintenance and Corporate G&A expense and costs related to the Company’s COVID-19 response.

Net earnings per share: The increase in net earnings per share, to $2.06 for YTD 2020 versus $1.86 for YTD 2019, was achieved despite a $0.41 unfavourable impact from an increase in average shares outstanding (269.9 million for YTD 2020 versus 210.2 million shares for YTD 2019), which resulted from the issuance of 77,217,129 shares related to the Detour Gold acquisition.

Adjusted net earnings(1): Adjusted net earnings(1) for YTD 2020 totalled $647.8 million ($2.40 per share), an increase of $256.7 million or 66% from $391.1 ($1.86 per share) for the same period in 2019. The difference between net earnings and adjusted net earnings(1) for YTD 2020 related to the exclusion from adjusted net earnings(1) of transaction costs, mainly related to the Detour Gold acquisition, the $32.6 million increase in environmental remediation provisions in Q3 2020, foreign exchange losses, costs related to the Company’s COVID-19 response, as well as restructuring and severance costs resulting from the suspension of operations in the Northern Territory and at the Holt Complex. The difference between net earnings and adjusted net earnings(1) for YTD 2019 mainly related to the exclusion from adjusted net earnings(1) of foreign exchange gains, as well as the impact of purchase price allocation adjustments on inventory.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Growth capital expenditures(1): Growth capital expenditures(1) for YTD 2020 totalled $59.4 million, excluding capitalized exploration expenditures, with Macassa accounting for $33.2 million, of which $27.1 million related to the #4 shaft project. Growth capital expenditures(1) at Fosterville totalled $14.6 million, mainly related to construction of a new transformer station, new gold room/refinery and Aster Plant as well as completion of a ventilation system during Q2 2020. The remaining growth capital expenditures(1) for YTD 2020 were at Detour Lake and largely related to procurement of mobile equipment.

Exploration expenditures: Exploration and evaluation expenditures (including capitalized exploration) totalled $87.0 million for YTD 2020, including $76.2 million of capitalized exploration expenditures and $10.8 million of expensed exploration expenditures.

Dividends: Dividend payments for YTD 2020 totalled US$0.31 per share for a total payment of $81.7 million. The $81.7 million paid in dividends compared to total dividend payments of $21.1 million in YTD 2019 and reflected the impact of two increases to the quarterly dividend since September 30, 2019, including a doubling of the dividend, to US$0.125 per share from US$0.06 per share, effective with the Q1 2020 dividend payment. Subsequent to September 30, 2020 (on October 12, 2020), the Company announced an additional increase to the quarterly dividend, by 50% to US$0.1875 per share effective the Q4 2020 dividend payment.

Share repurchases: During YTD 2020, the Company repurchased a total of 13,198,400 shares through the NCIB for $487.2 million. As at November 4, 2020, share repurchases through the NCIB during 2020 totalled 14,029,500 shares for $526.6 million (C$709.5 million). Based on progress to date in 2020, the Company is well positioned to achieve its goal set in February 2020 of repurchasing 20.0 million shares over a 12 to 24-month period.

(1)Q3 and YTD 2020 Performance – Executive Summary section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

FULL-YEAR 2020 GUIDANCE - RE-ISSUED JUNE 30, 2020

On April 1, 2020, the Company withdrew its 2020 guidance, which had originally been released on December 18, 2019 and was updated on February 19, 2020 to reflect the acquisition of Detour Gold. The Company’s 2020 guidance was withdrawn due to uncertainties related to the COVID-19 pandemic. On May 6, 2020, the Company also withdrew its three-year production guidance while it assessed the long-term effects of COVID-19 and while it works to incorporate Detour Lake into the Company’s long-term business plans.

On June 30, 2020, the Company re-issued guidance for 2020 recognizing the progress achieved in ramping up business activities that had been impacted by the Company’s COVID-19 response. Included among the re-issued guidance was production of 1,350,000 – 1,400,000 ounces, approximately 90% of the withdrawn 2020 production guidance, as well as improved unit costs, lower expected sustaining capital expenditures(1) and higher target growth capital expenditures(1) resulting from new growth projects at Detour Lake Mine. Changes from previous guidance were largely driven by the removal of production, unit cost and expenditure guidance for the Holt Complex as of April 2, 2020, the date that operations were suspended at the Complex. The Holt Complex’s results to April 2, 2020 are included in the Company’s re-issued 2020 guidance. The re-issued 2020 consolidated guidance was maintained with no changes as of November 4, 2020.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Full-Year 2020 Guidance (as of July 30, 2020)

($ millions unless otherwise stated)	Macassa	Detour Lake	Holt Complex	Fosterville	Consolidated
Gold production (kozs)	210 – 220	520 – 540	29	590 – 610	1,350 - 1,400
Operating cash costs/ounce sold ($/oz)(1)(2)	$490 - $510	$610 - $630	$955	$130 - $150	$410 - $430
AISC/ounce sold ($/oz)(1)(2)					$790 - $810
Operating cash costs ($M)(1)(2)					$560 - $580
Royalty costs ($M)					$80 - $85
Sustaining capital ($M)(1)					$390 - $400
Growth capital ($M)(1)(3)					$95 - $105
Exploration ($M)(4)(5)					$130 - $150
Corporate G&A ($M)(6)					$50 - $55

(1)See “Non-IFRS Measures” set out starting on page 34 of the MD&A for the three and nine months ended September 30, 2020 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.35 and a US$ to A$ exchange rate of 1.47.
(2)COVID-19 related costs of $14.2 million for YTD 2020 are excluded from operating cash costs, AISC and capital expenditures in re-issued 2020 guidance.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Re-issued exploration expenditure guidance includes $18.0 million related the Northern Territory assets (no production, costs or expenditures related to the Northern Territory were included in the previous 2020 guidance).
(6)Includes general and administrative costs and severance payments. Excludes share-based payment expense.

YTD 2020 Results

($ millions unless otherwise stated)	Macassa	Detour Lake	Holt Complex	Fosterville	Consolidated
Gold production (ozs)	130,754	363,614	29,391	476,459	1,000,218
Operating cash costs/ounce sold ($/oz)(1)(2)	$573	$630	$1,000	$132	$407
AISC/ounce sold ($/oz)(1)(2)					$804
Operating cash costs ($M)(1)(2)					$414.1
Royalty costs ($M)					$62.0
Sustaining capital ($M)(1)					$286.5
Growth capital ($M)(1)(3)					$59.4
Exploration ($M)(4)(5)					$87.0
Corporate G&A ($M)(6)					$38.7

(1)See “Non-IFRS Measures” set out starting on page 34 of the MD&A for the three and nine months ended September 30, 2020 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.35 and a US$ to A$ exchange rate of 1.48.
(2)COVID-19 related costs of $14.2 million for YTD 2020 are excluded from operating cash costs, AISC and capital expenditures in re-issued 2020 guidance.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Exploration expenditures includes $18.0 million related the Northern Territory assets (no production, costs or expenditures related to the Northern Territory were included in the previous 2020 guidance).
(6)Includes general and administrative costs and severance payments. Excludes share-based payment expense.

▪Gold production for YTD 2020 totalled 1,000,218 ounces, representing 73% of the mid-range of the Company’s re-issued 2020 production guidance. Entering the final quarter of the year, the Company was well positioned to achieve the re-issued full-year consolidated 2020 guidance of 1,350,000 - 1,400,000 ounces. At Fosterville, YTD 2020 production of 476,459 ounces increased 11% from the same period in 2019 and, together with anticipated results for the final quarter of the year, has positioned the mine to beat the re-issued guidance for the year of 590,000 – 610,000 ounces. Production at Detour Lake Mine for the eight months from January 31, 2020 to September 30, 2020 totaled 363,614 ounces, with the mine continuing to target full-year 2020 production of 520,000 – 540,000 ounces. At Macassa, production for YTD 2020 totaled 130,754 ounces, which compared to 184,918 ounces for YTD 2019 and re-issued guidance of 210,000 – 220,000 ounces. Based on results to the end of Q3 2020, Macassa is not expected to achieve the guidance range of 210,000 – 220,000 ounces.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
▪Production costs for YTD 2020 totalled $439.0 million. Operating cash costs(1) for the first nine months of the year totalled $414.1 million, in line with target levels.

▪Operating cash costs per ounce sold(1) for YTD 2020 averaged $407, better than the re-issued full-year 2020 guidance of $410 - $430. Entering the final quarter of 2020, both Fosterville and Detour Lake were tracking well against re-issued full-year guidance. Fosterville’s operating cash costs per ounce sold(1) for YTD 2020 averaged $132, which compared favourably to full-year guidance of $130 – $150. At Detour Lake, operating cash costs per ounce sold(1) averaged $630 in YTD 2020, in line with guidance of $610 – $630. Macassa’s operating cash costs per ounce sold(1) averaged $573 versus guidance of $490 – $510. While operating cash costs per ounce sold(1) at Macassa are expected to improve in Q4 2020, the mine is not expected to achieve the re-issued guidance range.

▪AISC per ounce sold(1) for YTD 2020 averaged $804, in line with full-year 2020 guidance of $790 - $810.

▪Royalty costs for YTD 2020 totalled $62.0 million, in line with the Company’s re-issued guidance of $80 – $85 million.

▪Sustaining capital expenditures(1) for YTD 2020 totalled $286.5 million, excluding capitalized depreciation, which compared to full-year 2020 guidance of $390 – $400 million. The level of sustaining capital expenditures(1) increased in Q3 2020 as capital project work increased following disruptions caused by the Company’s COVID-19 response in Q2 2020, which included the suspension of a number of projects and reduced work in areas such as capital development. Sustaining capital expenditures(1) in 2020 are now expected to be in line with the re-issued full-year guidance range.

▪Growth capital expenditures(1) totalled $59.4 million for YTD 2020 (excluding capitalized exploration), which compared to re-issued full-year 2020 guidance of $95 – $105 million. Of total growth capital expenditures(1) for YTD 2020, Macassa accounted for $33.2 million, with $27.1 million relating to the #4 Shaft project. Growth capital expenditures(1) at Fosterville totalled $14.6 million, mainly related to construction of a new transformer station, new gold room/refinery and Aster Plant, as well as completion of a ventilation system during Q2 2020. The remaining $11.8 million of growth capital expenditures(1) for YTD 2020 were at Detour Lake and related largely to the procurement of mobile equipment. Growth capital expenditures(1) are expected to increase during the final quarter of 2020, reflecting increased capital expenditures at Detour Lake, and are expected to end the year in line with the re-issued 2020 guidance range.

▪Exploration and evaluation expenditures for YTD 2020 totalled $87.0 million (including capitalized exploration), which compared to re-issued full-year 2020 guidance of $130 - $150 million. The Company’s exploration programs during YTD 2020 were suspended near the end of March as part of its COVID-19 response. The resumption of work on exploration programs commenced in April with the ramp up of drilling activities extending through the end of the third quarter of 2020. Extensive drilling is being completed during Q4 2020, with total exploration expenditures for the full-year expected to be in line with the low end of the re-issued full-year guidance range.

▪Corporate G&A expense for YTD 2020 totalled $38.7 million, in line with re-issued full-year 2020 guidance of $50 – $55 million.

(1)The Full-Year 2020 Guidance section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
LONGER-TERM OUTLOOK

Kirkland Lake Gold is committed to generating returns for shareholders by achieving high levels of operational excellence, effectively allocating capital and increasing the profitability and value of its operations. The Company has achieved significant growth over the last three years, increasing production from 596,405 ounces in 2017 to 974,615 ounces in 2019, with production in 2020 expected to grow to 1,350,000 – 1,400,000 ounces. The Company continues to target significant organic growth, including through the completion of the Macassa #4 Shaft project and through continued exploration success at each of its three cornerstone assets, Macassa, Detour Lake and Fosterville. The Company will also selectively pursue growth and value creation through additional external transactions where it sees an opportunity to enhance the value of assets by investing capital and applying the Company’s extensive technical expertise. The recent acquisition of Detour Gold was an important development for the Company as it seeks to generate long-term value and attractive returns. Detour Lake Mine is a large-scale, high-quality asset with significant current production, attractive growth potential and substantial unit costs improvement opportunities. The Company is also committed to returning capital to shareholders through dividends and share repurchases and in October 2020 announced a 50% increase in the quarterly dividend, to US$0.1875 per share. This increase followed a doubling of the quarterly dividend in Q1 2020, from US$0.06 per share to US$0.125 per share. In addition, the Company has repurchased a total of 14,029,500 shares during 2020 (to November 4, 2020) for a total of $526.6 million. Kirkland Lake Gold’s significant financial strength and solid financial position provides financial flexibility to support the Company’s growth plans, including continued aggressive exploration of both near-term and longer-term opportunities on the Company’s district-scale land positions in Canada and Australia.

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three and nine months ended September 30, 2020. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At September 30, 2020, the gold price closed at $1,887 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), which is 7% higher than the closing gold price of $1,768 per ounce on June 30, 2020 and 25% higher than the closing gold price on December 31, 2019 of $1,515 per ounce. The Company’s average realized gold price for Q3 2020 was $1,907 per ounce, which compared to an average realized gold price of $1,482 in Q3 2019 and $1,716 per ounce in Q2 2020. The Company's average realized gold price for YTD 2020 was $1,734 per ounce versus $1,375 per ounce for the same period in 2019.

Kirkland Lake Gold does not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management and mine efficiencies from its existing mines in order to mitigate against gold price decreases. During Q1 2020, the Company closed out gold forward sales covering approximately 252,000 ounces of gold at prices between $1,300 and $1,490 per ounce, which had been established by Detour Gold prior to January 31, 2020. The costs to close out these hedges, as well as hedges relating to diesel fuel and currency, was a one-time cash outflow of approximately $30.3 million.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia, where its functional currencies are the Canadian and Australian dollars, respectively. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a large portion of the operating and capital costs are denominated in Canadian and Australian dollars.

As at September 30, 2020, the Canadian dollar closed at $0.7508 against the US dollar (compared to $0.7553 at September 30, 2019 and $0.7368 at June 30, 2020) and the Australian dollar closed at $0.7161 (compared to $0.6749 at September 30, 2019 and $0.6902 at June 30, 2020). The average rates for Q3 2020 for the Canadian and Australian dollars were $0.7507 and $0.7149, respectively, against the US dollar versus $0.7575 and $0.6852, respectively, in Q3 2019 and $0.7220 and $0.6573, respectively, in Q2 2020.

Consistent with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S., Canadian and Australian governments. As at June 30, 2020, the Company did not have a foreign exchange hedging program in place.

REVIEW OF FINANCIAL PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three and nine months ended September 30, 2020 and 2019.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands except per share amounts)	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Three Months Ended June 30, 2020	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019

Revenue	$632,843	$381,430	$580,975	$1,768,556	$967,609
Production costs	(136,023)	(73,664)	(141,415)	(439,030)	(209,865)
Royalty expense	(21,481)	(10,430)	(19,258)	(61,988)	(25,430)
Depletion and depreciation	(86,707)	(41,692)	(82,586)	(262,132)	(116,056)
Earnings from mine operations	388,632	255,644	337,716	1,005,406	616,258

Expenses
General and administrative(1)	(20,409)	(10,559)	(20,137)	(53,108)	(34,789)
Transaction costs	707	—	—	(33,131)	—
Exploration	(2,498)	(5,897)	(2,384)	(10,813)	(24,133)
Care and maintenance	(14,256)	(541)	(6,570)	(23,716)	(952)
Rehabilitation costs	(32,626)	—	(2,448)	(35,074)	—
Earnings from operations	319,550	238,647	306,177	849,564	556,384

Finance and other items
Other income (loss), net	(23,453)	13,850	(80,164)	(31,412)	6,349
Finance income	1,524	2,198	1,119	5,239	4,993
Finance costs	(2,305)	(576)	(1,850)	(8,268)	(1,586)

Earnings before income taxes	295,316	254,119	225,282	815,123	566,140
Current income tax expense	(66,097)	(50,946)	(59,020)	(195,247)	(127,158)
Deferred income tax expense	(27,197)	(26,569)	(16,030)	(64,744)	(48,037)

Net earnings	$202,022	$176,604	$150,232	$555,132	$390,945

Basic earnings per share	$0.73	$0.84	$0.54	$2.06	$1.86
Diluted earnings per share	$0.73	$0.83	$0.54	$2.05	$1.85

Weighted average number of common shares outstanding (in 000's)
Basic	275,280	210,189	277,066	269,941	210,155
Diluted	275,471	211,593	277,265	270,146	211,730
(1)General and administrative expense for Q3 2020 (Q3 2019 and Q2 2020) include general and administrative expenses of $11.2 million ($7.9 million and $12.5 million) and share based payment expense of $9.2 million ($2.7 million and $7.7 million).

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Revenue

Revenue: Q3 2020 vs Q3 2019
($ Millions)
$700
$600
$500
$400
$300
$200
$100
$0
$381.4
$112
$141
$632.8
Q3 2019
Volume
Price
Q3 2020

Revenue: Q3 2020 vs Q2 2020
($ Millions)
$700
$600
$500
$400
$300
$200
$581.0
-$16
$63
$632.8
Q2 2020
Volume
Price
Q3 2020

(1)In addition to volume and price factors, increase in revenue includes a $1.6 million foreign exchange impact compared to Q3 2019 and an $4.8 million foreign exchange impact compared to Q2 2020

Revenue in Q3 2020 totalled $632.8 million, an increase of $251.4 million, or 66% from $381.4 million in Q3 2019. Detour Lake contributed $262.5 million to the Company's revenue in Q3 2020, the impact of which was only partially offset by the loss of revenue from Holt Complex due the suspension of operations effective April 2, 2020. Holt Complex contributed $39.7 million of revenue in Q3 2019. Of the growth in revenue versus Q3 2019, $141 million related to a $425 per ounce or 29% increase in the average realized price, to $1,907 per ounce from $1,482 per ounce in Q3 2019, while $112 million of the increase was due to a 30% increase in sales volumes (331,959 ounces in Q3 2020 versus 256,276 ounces in Q3 2019). The increase in gold sales reflected sales from Detour Lake in Q3 2020 of 137,632 ounces, which more than offset the impact of the suspension of operations at Holt Complex effective April 2, 2020, with Holt Complex having contributed 26,790 ounces of sales in Q3 2019, as well as lower sales at Fosterville and Macassa compared to the same period in 2019. Gold sales at Fosterville totalled 154,739 ounces versus 166,903 ounces in Q3 2019, while sales at Macassa totalled 39,588 ounces compared to 62,583 ounces a year earlier.

Revenue in Q3 2020 was $51.8 million or 9% higher than $581.0 million the previous quarter. The increase reflected a $63 million favourable impact from an 11% increase in the average realized gold price(1), from $1,716 per ounce in Q2 2020, which more than offset a $16.0 million reduction in revenue resulting from lower gold sales (331,959 ounce versus 341,390 ounces the previous quarter). Gold sales at Detour Lake were largely unchanged from 136,182 in Q2 2020, with sales at Fosterville and Macassa for the previous quarter were 157,251 ounces and 44,328 ounces, respectively. There were no gold sales from Holt Complex in Q3 2020 versus sales of 3,629 ouces the previous quarter.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue: YTD 2020 vs YTD 2019
($ Millions)
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$967.6
$435
$366
$1,768.6
YTD 2019
Volume
Price
YTD 2020

Revenue in YTD 2020 totalled $1,768.6 million, an increase of $801.0 million or 83% from $967.6 million in YTD 2019. Of the growth in revenue, $435 million related to a 45% increase in gold sales, to 1,017,935 ounces, while $366 million resulted from a 359 or 26% increase in the averaged realized gold price(1), to $1,734 per ounce from $1,375 per ounce for YTD 2019. The increase in sales mainly reflected the contribution from Detour Lake since the mine’s acquisition on January 31, 2020, with sales totalling 384,270 ounces for the eight months ended September 30, 2020 resulting in revenue of 674,903 million. In addition, sales at Fosterville increased 8%, to 465,742 ounces, reflecting the favourable impact of higher tonnes processed on production levels. These factors more than offset lower sales from the Holt Complex due to operations being suspended effective April 2, 2020 (33,242 ounces of sale for YTD 2020 versus 83,966 ounces for YTD 2019), as well as a reduction in sales at Macassa, to 134,681 ounces from 184,898 for YTD 2019, reflecting lower production levels, largely due to reduced operations during Q2 2020, as well as the ongoing impact of health and safety protocols, including those related to COVID-19, and lower workforce and equipment availability in Q3 2020 resulting from excess heat in the mine during the summer months.

Net Earnings and Adjusted Net Earnings(1)

Net Earnings and Earnings Per Share

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Net earnings in Q3 2020 totalled $202.0 million ($0.73 per share) compared to $176.6 million ($0.84 per share) in Q3 2019 and $150.2 million ($0.54 per share) the previous quarter. A 66% increase in revenue, reflecting both a higher realized gold price and increased sales volumes, was the primary driver of net earnings growth compared to Q3 2019, with lower expensed exploration and evaluation costs also contributing to the year-over-year increase. The reduction in exploration expenditures reflected the ongoing ramp up of drilling following disruptions to the Company’s exploration programs in Q2 2020 due to the Company’s COVID-19 response, including the suspension of all non-essential work, as well as a greater proportion of exploration and evaluation expenditures being capitalized as opposed to expensed.

Partially offsetting these favourable factors contributing to earnings growth were the impact of higher production costs and depletion and depreciation expense, both of which mainly reflected the inclusion of Detour Lake in the Company’s results effective January 31, 2020. Other factors reducing net earnings compared to Q3 2019 were the impact of foreign exchange losses in Q3 2020, included in Other loss, due to a strengthening of the Canadian and Australian dollars against the US dollar, which compared to foreign exchange gains in Q3 2019; higher royalty expense, mainly reflecting a new 2.75% royalty introduced by the Victorian Government on revenue from Fosterville effective January 1, 2020; higher care and maintenance expense, including $8.1 million of restructuring and severance costs mainly related to the continued suspension of operations at Holt Complex; and increased corporate G&A costs reflecting the Company’s continued growth. In addition, Q3 2020 net earnings were reduced by a $32.6 million increase in environmental remediation provisions, included in rehabilitation costs, related to the Company’s Northern Territory assets. During Q3 2020, the Company commenced work on a three-year water rehabilitation program in the Northern Territory intended to address legacy environmental issues caused by prior owners of the assets, with a focus on water issues involving the Cosmo Pit and Howley Streak.

The reduction in net earnings per share in Q3 2020 compared to Q3 2019 reflected a higher level of average shares outstanding in Q3 2020 versus Q3 2019 (275.3 million shares in Q3 2020 versus 210.2 million shares in Q3 2019) due to the issuance of shares in Q1 2020 related to the acquisition of Detour Gold, partially offset by the impact of share repurchases through the Company’s NCIB since the end of Q3 2019.

Q3 2020 net earnings of $202.0 million ($0.73 per share) increased 34% from $150.2 million ($0.54 per share) the previous quarter. The increase from Q2 2020 resulted from a 9% increase revenue, as the impact of a higher average gold price more than offset a reduction in gold sales, significantly lower foreign exchanges losses in Q3 2020 versus the previous quarter ($23.6 million in Q3 2020 versus $72.8 million in Q2 2020) as well as a lower average tax rate (31.6% in Q3 2020 versus 33.3% in Q2 2020), slightly lower production costs and the impact of $13.4 million of COVID-19 related costs on Q2 2020 net earnings. Partially offsetting these factors was the $32.6 million increase in environmental remediation provisions in Q3 2020, increased care and maintenance expense, reflecting higher restructuring and severance costs in Q3 2020, and higher royalty expense.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Net earnings for YTD 2020 totalled $555.1 million ($2.06 per basic share), an increase of $164.2 million or 42% from $390.9 million ($1.86 per basic share) for YTD 2019. The increase in net earnings compared to YTD 2019 mainly reflected 83% increase in revenue due to both increased sales volumes and a higher realized gold price, as well as lower expensed exploration and evaluation costs. These factors were partially offset by higher production costs, depletion and depreciation expense and royalty costs, the impact of foreign exchange losses for YTD 2020 versus foreign exchange gains in YTD 2019, the $32.6 million increase in environmental remediation provisions in Q3 2020, transactions costs in YTD 2020 mainly related to the Detour Gold acquisition, costs related to the Company’s COVID-19 response, higher care and maintenance expense, including restructuring and severance costs related to the suspension of operations at Holt Complex and in the Northern Territory, increased Corporate G&A expense and a higher effective rate (31.9% for YTD 2020 versus 30.9% for the same period in 2019).

In addition, there was an unfavourable impact on net earnings per share year over year by an increase in average shares outstanding, to 269.9 million in YTD 2020 from 210.2 million for the same period in 2019, reflecting the issuance of 77,217,129 shares as consideration for the acquisition of Detour Gold on January 31, 2020, partially offset by the impact of share repurchases through the Company’s NCIB.

Adjusted Net Earnings(1)

Adjusted net earnings(1) totalled $249.3 million ($0.91 per share) in Q3 2020, an increase of 49% from $167.5 million ($0.80 per share) in Q3 2019 and $219.3 ($0.79 per share) in Q2 2020. As with net earnings, the key driver of growth in adjusted net earnings compared to both prior periods was higher revenue, with revenue in Q3 2020 increasing 66% from Q3 2019 and 9% from the previous quarter. The difference between net earnings and adjusted net earnings(1) in Q3 2020 mainly related to the exclusion from adjusted net earnings(1) of the $32.6 million pre-tax ($22.8 million after tax) increase in environmental remediation provisions; $23.6 million ($18.0 million after tax) of foreign exchange losses, as well as the $8.1 million ($5.6 million after tax) of restructuring and severance costs mainly at the Holt Complex, included in care and maintenance expense. The difference between net earnings and adjusted net earnings(1) in Q3 2019 mainly reflected the exclusion from adjusted net earnings(1) of foreign exchange gains of $13.7 million ($9.1 million after tax), while the difference between net earnings and adjusted net earnings(1) in Q2 2020 related to the exclusion from adjusted net earnings(1) of the $72.8 million ($56.3 million after tax) of foreign exchange losses, $13.4 million ($9.2 million after tax) of costs related to the Company’s COVID-19 response, and $5.3 million ($3.7 million after tax) of restructuring costs, mainly resulting from the suspension of business activities in the Northern Territory.

Adjusted net earnings(1) for YTD 2020 totalled $647.8 million ($2.40 per share), an increase of $256.7 million or 66% from $391.1 ($1.86 per share) for the same period in 2019, with an 83% increase in revenue, reflecting both an increase in the average realized gold price and higher sales volumes, mainly accounting for the growth in adjusted net earnings. The difference between net earnings and adjusted net earnings(1) for YTD 2020 related to the exclusion from adjusted net earnings(1) of the $33.8 million ($24.9 million after tax) of transaction costs, the $32.6 million ($22.8 million after tax) of

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
environmental remediation provisions in Q3 2020, $23.5 million ($21.9 million after tax) of foreign exchange losses, $14.2 million ($9.8 million after tax) of COVID-19 related costs and $17.2 million ($11.9 million after tax) of restructuring and severance costs related to the Holt Complex and Northern Territory assets. The difference between net earnings and adjusted net earnings for YTD 2019 mainly related to the exclusion from adjusted net earnings(1) of foreign exchange gains of $7.1 million ($3.2 million after tax) and $2.3 million ($1.6 million after tax) related to purchase price allocation adjustments on inventory.

Cash and Cash Flows

The Company’s cash balance totalled $848.5 million at September 30, 2020 compared to cash of $537.4 million at June 30, 2020. Contributing to the change in cash was net cash provided by operating activities of $431.1 million, which compared to net cash provided by operating activities of $316.8 million in Q3 2019 and $222.2 million the previous quarter. The increase from both prior periods largely reflected strong cash generation by the Company’s operations. Also contributing to the change in net cash from operating activities compared to the previous quarter was a $132.6 million tax payment made in Australia in Q2 2020 representing the final instalment payment related to the 2019 tax year. Net cash from investing activities in Q3 2020 totalled $25.1 million, as additions to mining interests and plant and equipment totalling $175.4 million were more than offset the receipt of $107.7 million (C$143.2 million) of proceeds from the sale of the Company’s 32.6 million shares of Osisko and $75.0 million received from Newmont through a strategic alliance agreement. The Company earned a significant return on its investment in Osisko, with the sale of the Osisko shares resulting in a realized gain of $60.6 million, which was recognized through other comprehensive income during the quarter, consistent with the historical unrealized mark-to-market adjustments relating to the investment. Contributing to the $145.7 million of net cash used for financing activities in Q3 2020 was 107.4 million (C$143.0 million) of cash used to repurchase 2,139,300 common shares through the Company’s NCIB and $34.5 million used for the quarterly dividend payment of US$0.125 per share paid on July 13, 2020 to shareholders of record as of the close of business on June 30, 2020.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.
(2)Net cash provided by operating activities as reported on the Condensed Consolidated Interim Statements of Cash Flows totalled $894.9 million (including $955.4 million of adjusted net cash provided by operating activities less cash used for transaction and restructuring costs, mainly related to the acquisition of Detour Gold).

The Company’s cash balance of $848.5 million at September 30, 2020 compared to cash of $707.2 million at December 31, 2019. For YTD 2020, net cash provided from operating activities totalled $894.9 million. Excluding the impact of $60.5 million of transaction and restructuring costs in Q1 2020, mainly related to the Detour Gold acquisition, as well as the $132.6 million tax instalment payment in Australia related to the 2019 tax year, net cash provided by operating activities totalled $1,088.0 million, which compared to $672.3 million in YTD 2019. The $42.6 million of cash used for investing activities mainly related to capital expenditures in the first nine months of 2020, largely offset by $173.9 million of cash acquired as part of the Detour Gold acquisition, as well as the $109.1 million (C$145.2 million) of proceeds from the sale of Osisko shares and $75.0 million received from Newmont related to the new strategic alliance agreement between the two companies. Cash used from financing activities for YTD 2020 totalled $710.3 million, with the largest component being $487.2 million of cash used to repurchase 13,198,400 shares through the Company’s NCIB (total shares repurchased to November 4, 2020 of 14,029,500 shares for $526.6 million). Also contributing to cash used for financing activities for YTD 2020 were $81.7 million for dividend payments, $98.6 million to repay Detour Gold’s outstanding debt during Q1 2020, $30.3 million to close out Detour Gold’s hedge positions relating to forward gold sales as well as hedges on currencies and diesel fuel and $11.1 million for the payment of lease obligations.

Free cash flow(1)

Free cash flow(1) in Q3 2020 totalled $275.7 million, which compared to free cash flow(1) of $181.3 million in Q3 2019 and $94.1 million the previous quarter. Free cash flow(1) in Q2 2020 was impacted by the $132.6 million tax payment made in Australia as the final instalment for the 2019 tax year. Excluding the impact of this payment, the Company generated free cash flow(1) of $226.7 million during the previous quarter. On a year-to-date basis, free cash flow(1) in YTD 2020 totalled $500.6 million, or $693.7 million excluding the $132.6 million tax instalment payment in Q2 2020 as well as the $60.5 million of transaction and restructuring costs in Q1 2020. Of the Company’s free cash flow(1) for YTD 2020, $231.0 million was provided by Detour Lake from January 31, 2020 to September 30, 2020 (excludes transaction and restructuring costs related to the Detour Gold acquisition), accounting for approximately 33% of the $693.7 million of total free cash flow for YTD 2020, excluding the $132.6 million tax instalment payment and transaction and restructuring costs.

(1)The Review of Financial Performance section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s foundation Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable Mineral reserves totalling 3.3 million tonnes grading an average of 22.1 g/t for 2.4 million ounces as at December 31, 2019. In addition, at year-end 2019 there were 273,000 tonnes grading an average of 10.7 g/t for 93,000 ounces of Mineral Reserves in near-surface zones along the Amalgamated Break, which the Company plans to access by driving a surface ramp.

Operating results	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Three Months Ended June 30, 2020	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019

Total Ore Milled (t)	78,526	85,834	77,624	238,406	236,505
Average Grade (g/t)	15.4	23.3	17.2	17.5	24.8
Gold Contained (oz)	38,897	64,316	42,915	133,868	188,677
Recovery (%)	97.8%	97.8%	97.6%	97.7%	98.0%
Gold Produced (oz)	38,028	62,945	41,865	130,754	184,918
Gold Sold (oz)	39,588	62,583	44,328	134,681	184,898
Development metres - operating	1,957	867	1,798	5,721	2,546
Development metres - capital	880	865	917	3,081	3,793
Production costs	$26,000	$26,621	$27,748	$80,156	$73,612
Operating cash costs per ounce sold(1)	$648	$425	$547	$573	$397
AISC per ounce sold(1)	$1,081	$689	$841	$915	$687
Total capital expenditures (in thousands)	$33,412	$46,985	$24,938	$92,654	$157,495
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Production at Macassa in Q3 2020 totaled 38,028 ounces compared to production of 62,945 ounces in Q3 2019 and 41,865 ounces the previous quarter. Production in Q3 2020 resulted from processing 78,526 tonnes at an average grade of 15.4 g/t and average recoveries of 97.8%, which compared to 85,834 tonnes processed in Q3 2019 at an average grade of 23.3 g/t and average recoveries of 97.8% and 77,624 tonnes at an average grade of 17.2 g/t and average recoveries of 97.6% in Q2 2020. The change in production from Q3 2019 largely reflected both lower than expected average grades and tonnes processed in Q3 2020. Production at Macassa was impacted by reduced workforce productivity and equipment availability largely related to excessive heat in the mine caused by record temperatures in Kirkland Lake, as well as ongoing health and safety protocols as part of the Company’s COVID-19 response. These factors contributed to disruptions to operating development performance and lower than planned mining rates. Mining during the quarter focused on the most accessible areas, which were largely the lower-grade stopes planned for the quarter.

Production costs in Q3 2020 totalled $26.0 million versus $26.6 million in Q3 2019 and $24.4 million the previous quarter (excluding $3.3 million related to the Company’s COVID-19 response). Operating cash costs per ounce sold(1) averaged $648 in Q3 2020 versus $425 in Q3 2019 and $547 in Q2 2020. The increase in operating cash costs per ounce sold(1) compared to both prior periods largely reflected a lower average grade and reduced gold sales in Q3 2020 (39,588 ounces versus sales of 62,583 ounces in Q3 2019 and 44,328 ounces the previous quarter). AISC per ounce sold(1) averaged $1,081 in Q3 2020 compared to $689 in Q3 2019 and $841 in Q2 2020. As with operating cash costs per ounce sold(1), the increase in AISC per ounce sold(1) from both prior periods was largely driven by the impact of a lower average grade on sales volumes. In dollar terms, AISC(1) in Q3 2020 declined compared to Q3 2019 ($42.8 million versus $43.1 million a year earlier), while an increase in AISC(1) from the previous quarter was mainly due to higher sustaining capital expenditures(1). Sustaining capital expenditures(1) totalled $14.1 million ($357 per ounce sold) in Q3 2020 versus $13.2 million ($211 per ounce sold) in Q3 2019 and $10.5 million ($236 per ounce sold) the previous quarter. The $5.3 million increase in sustaining capital expenditures(1) compared to Q2 2020 was largely due to lower than planned sustaining capital expenditures(1) the previous quarter when the mine was on reduced operations as part of the Company’s COVID-19 response.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Production at Macassa in YTD 2020 totalled 130,754 ounces, which resulted from processing 238,406 tonnes at an average grade of 17.5 g/t and at average recoveries of 97.7%. YTD 2020 production compared to production of 184,918 ounces for YTD 2019, which resulted from processing 236,505 tonnes at an average grade of 24.8 g/t and at average recoveries of 98.0%. YTD 2020 production was below expected levels largely due to the impact of reduced operations during Q2 2020 and ongoing health and safety protocols, as well as the impact on workforce productivity and equipment availability caused by excess heat in the mine during Q3 2020. These factors contributed to both lower than planned mining rates and average grades on a year-to-date basis.

Production costs for YTD 2020 totalled $$76.8 (excluding $3.3 million related to the Company’s COVID-19 response) versus $73.6 million for YTD 2019. Operating cash costs per ounce sold(1) averaged $573 compared to $397 for the same period in 2019 with the increase largely reflecting lower sales volumes due to the impact of COVID-19 and a reduction in the average grade. AISC per ounce sold(1) averaged $915 for YTD 2020 versus $687 a year earlier. The change from YTD 2019 resulted from the impact of a lower average grade on sales volumes and higher cash operating cost(1). Sustaining capital(1) expenditures totalled $39.0 million ($290 per ounce sold) in YTD 2020 versus $45.3 million ($245 per ounce sold) in YTD 2019 with the reduction largely related to reduced operations during Q2 2020.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Growth projects: Growth capital(1) expenditures at Macassa for YTD 2020 totalled $33.2 million ($11.5 million in Q3 2020). Of total growth expenditures for YTD 2020, $27.1 million related to the #4 shaft project. During Q3 2020, the shaft advanced 740 feet and had reached a depth of 3,366 feet as of September 30, 2020. On May 6, 2020, the Company announced that, based on progress to date and the results of a review of the #4 shaft project earlier in the year, the project scope and schedule for the #4 Shaft was revised. The project is now expected to be completed in one phase, to a depth of 6,400 feet, with project completion targeted for late 2022, over one year sooner than the initial project schedule. The capital cost for the project is under review and is expected to be less than the existing estimate of $320 million.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Detour Lake

Detour Lake Mine is the second largest gold producing mine in Canada. Detour Lake is located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, within the northernmost Abitibi Greenstone Belt. The mine is situated in the area of the historic Detour Lake open pit/underground mine operated by Placer Dome which produced 1.8 million ounces of gold from 1983 to 1999. With total Mineral Reserves of 477.5 million tonnes at an average grade of 0.97 g/t for a total of 14.8 million ounces, Detour Lake Mine has the largest Mineral Reserve base of any gold mine in Canada, which supports a mine life of well over 20 years.

Operating results	Three Months Ended September 30, 2020	Three Months Ended June 30, 2020	Nine Months Ended(1) September 30, 2020

Total Ore Milled (t)	5,898,694	5,655,992	15,262,708
Average Grade (g/t)	0.8	0.8	0.8
Gold Contained (oz)	154,345	143,985	399,003
Recovery (%)	90.7%	91.7%	91.1%
Gold Produced (oz)	140,067	131,992	363,614
Gold Sold (oz)	137,632	136,182	384,270
Production costs	$87,354	$85,752	$260,923
Operating cash costs per ounce sold(3)	$634	$573	$630
AISC per ounce sold(3)	$1,259	$1,090	$1,156
Total capital expenditures (in thousands)	$96,857	$66,476	$205,849
(1)Detour Lake was acquired on January 31, 2020; results presented are from acquisition date to September 30, 2020.
(2)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Production at Detour Lake in Q3 2020 totaled 140,067 ounces, which involved processing 5,898,694 tonnes at an average grade of 0.81 g/t at average recoveries of 90.7%. Production in Q3 2020 compared to production in Q2 2020 of 131,992 ounces which resulted from processing 5,655,992 tonnes at an average grade of 0.79 g/t and average recoveries of 91.7%. The increase in production quarter over quarter largely resulted from higher processing volumes reflecting an increase in mining rates during Q3 2020, as well as higher average grades, with a greater proportion of mill feed in Q3 2020 coming from mine production versus low-grade stockpiles. In Q2 2020, the mine processed more stockpiled material during reduced operations as part of the Company’s COVID-19 response.

Production costs at Detour Lake Mine in Q3 2020 totalled $87.4 million. Operating cash costs per ounce sold(1) averaged $634 in Q3 2020, which compared to $573 the previous quarter with the increase largely reflecting significantly higher tonnes mined, which totaled 6,783,000 tonnes versus tonnes milled for the quarter of 5,898,694 tonnes, the impact of reduced deferred stripping and increased maintenance and procurement costs as the mine ramped up following reduced operations in Q2 2020. AISC per ounce sold(1) averaged $1,259 versus $1,090 the previous quarter reflecting higher operating costs and increased sustaining capital expenditures(1). During Q3 2020, sustaining capital expenditures(1) at Detour Lake totalled $80.7 million or $586 per ounce, which compared to sustaining capital expenditures(1) of $65.8 million or $483 per ounce sold the previous quarter, with the increase in Q3 2020 mainly reflecting the ramp up of capital projects and equipment procurement, which had been impacted by reduced operations related to the Company’s COVID-19 response in Q2 2020.

Production at Detour Lake for the eight months ended September 30, 2020 totaled 363,614 ounces, which resulted from processing 15,262,708 tonnes at an average grade of 0.81 g/t with average recoveries of 91.1%. Production costs for the eight months ended September 30th totalled $253.2 million, excluding $7.7 million of COVID-19 related costs. Operating cash costs per ounce sold(1) averaged $630 per ounce sold, while AISC per ounce sold(1) averaged $1,156. The mine’s sustaining capital expenditures(1) totalled $188.8 million ($491 per ounce sold).

Growth projects: Growth capital(1) expenditures at Detour Lake for both Q3 2020 and YTD 2020, excluding capitalized exploration, totalled $11.8 million. Growth capital expenditures mainly related to the procurement of mobile equipment and stripping in support of future production growth. Growth capital expenditures are expected to increase in Q4 2020 as the mine continues to invest in mobile equipment and advance a number of projects initiated since the Company’s acquisition of Detour Gold.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located east of Matheson, approximately 20 km west of the Quebec border, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). Mine production from the three mines is processed at the Holt Mill, on the Holt-Holloway property package. The Holt-Holloway property package is comprised of 48 separate property elements totalling 559 claims for an aggregate area of 11,528 hectares (“ha”). The Taylor Mine consists of 77 claims for a total area covering 3,080 ha. In total, the three mines comprise total proven and probable reserves estimated at 5.4 million tonnes @ 4.0 g/t for 702,000 ounces of gold as at December 31, 2019.

On February 19, 2020, the Company designated the Holt Complex as a non-core asset with plans to review options for maximizing value. In mid-March, the Company placed the Holloway Mine on care and maintenance, with no plans for a future resumption of operations. Effective April 2, 2020, the Company suspended operations at the Taylor Mine and Holt Mine and Mill as part of the Company’s response to the COVID-19 pandemic while the Company continued the strategic review of the Holt Complex assets involving the consideration of all options for the maximizing of value.

Holt Complex

Operating results	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Three Months Ended June 30, 2020	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019

Total Ore Milled (t)	—	214,542	6,192	215,318	600,726
Average Grade (g/t)	—	4.2	4.0	4.5	4.5
Gold Contained (oz)	—	28,807	806	31,408	86,845
Recovery (%)	—	94.2%	100.1%	93.6%	95.0%
Gold Produced (oz)	—	27,128	807	29,391	82,483
Gold Sold (oz)	—	26,790	3,629	33,242	83,966
Development metres - operating	—	2,192	7	1,812	5,498
Development metres - capital	—	1,268	13	2,058	4,007
Production costs	—	$27,800	$7,629	$36,054	$79,668
Operating cash costs per ounce sold(1)	—	$1,037	$1,373	$1,000	$948
AISC per ounce sold(1)	—	$1,543	$1,717	$1,407	$1,365
Total capital expenditures (in thousands)	($184)	$16,380	$442	$8,883	$38,453
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

On July 16, 2020, the Company announced that the suspension of operations at the Holt Complex was being extended until further notice. Care and maintenance expense in Q3 2020 for Holt Complex totalled $10.9 million, including $8.0 million of restructuring and severance costs (YTD 2020 care and maintenance expense of $13.8 million). No production was recorded from the Holt Complex during Q3 2020, with only 807 ounces being recorded the previous quarter. During Q3 2019, a total of 27,128 ounces was produced from processing 214,542 tonnes at an average grade of 4.2 g/t and average recoveries of 94.2%. Production costs in Q3 2019 totalled $27.8 million, while operating cash costs per ounce sold(1) averaged $1,037 and AISC per ounce sold(1) averaged $1,543. Sustaining capital(1) expenditures during Q3 2019 were $11.2 million ($419 per ounce sold).

For YTD 2020, Holt Complex produced 29,391 ounces, almost all of which was in Q1 2020, which compared to production of 82,483 ounces for YTD 2019. Production costs for YTD 2020 totalled $33.6 million (excluding $2.4 million of COVD-19-related costs) versus $79.7 million for YTD 2019. Operating cash costs per ounce sold(1) averaged $1,000 in YTD 2020 versus $948 per ounce for YTD 2019, while AISC per ounce sold(1) averaged $1,407 compared to $1,365 for the first nine months of 2019. Sustaining capital expenditures(1) for YTD 2020 totalled $9.1 million ($274 per ounce sold) versus $29.0 million ($345 per ounce sold) for YTD 2019.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Australian Mine Operations

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130 km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 2.9 million ounces to date. At December 31, 2019, the existing Fosterville Mine had total reserves of 3.0 million tonnes at an average grade of 21.8 g/t for a total of 2.1 million ounces, with there also being an initial Mineral Reserve at Robbin’s Hill, a potential second mining operation to feed the Fosterville Mill approximately 4.0 kilometres from current mining operations, totalling 1.2 million tonnes at an average grade of 5.5 g/t for a total of 218,000 ounces.

Operating results	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Three Months Ended June 30, 2020	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019

Total Ore Milled (t)	167,533	119,412	123,473	409,708	370,876
Average Grade (g/t)	30.3	41.8	39.5	36.6	36.4
Gold Contained (oz)	163,112	160,498	156,617	481,469	433,683
Recovery (%)	99.0%	98.6%	99.0%	99.0%	98.6%
Gold Produced (oz)	161,489	158,327	155,106	476,459	427,472
Gold Sold (oz)	154,739	166,903	157,251	465,742	432,432
Development metres - operating	885	529	747	1,951	1,163
Development metres - capital	1,405	1,808	1,134	4,050	5,705
Production costs	$22,669	$19,243	$20,286	$61,897	$56,585
Operating cash costs per ounce sold(1)	$142	$115	$129	$132	$126
AISC per ounce sold(1)	$349	$289	$273	$311	$306
Total capital expenditures (in thousands)	$35,850	$42,071	$26,916	$94,510	$118,515
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

The Fosterville Mine produced 161,489 ounces in Q3 2020 based on processing 167,533 tonnes at an average grade of 30.3 g/t and average mill recoveries of 99.0%. Q3 2020 production increased from 158,327 ounces in Q3 2019, when the mine processed 119,412 tonnes at an average grade of 41.8 g/t and average recoveries of 98.6%. Q3 2020 production compared to production of 155,106 ounces the previous quarter when the mine processed 123,473 tonnes at an average grade of 39.5 g/t and at average recoveries of 99.0%. The increase in production from both prior periods reflected higher tonnes processed, which more than offset the impact of a reduction in the average grade. Higher tonnes processed resulted from increased mining rates for the quarter in both Lower Phoenix and Harrier as the mine benefited from recent investments in improved ventilation and paste fill. The reduction in the average grade reflected a lower proportion of total mined tonnes coming from the Swan Zone versus other, lower-grade, areas of the mine.

Production costs were $22.0 million (excluding $0.7 million of COVID-19 related costs) in Q3 2020 versus 19,243 million in Q3 2019 and $20.3 million the previous quarter. Operating cash costs per ounce sold(1) averaged 142, compared to operating cash costs per ounce sold(1) of $115 in Q3 2019 and $129 the previous quarter. The change compared to both prior periods mainly reflected a lower average grade in Q3 2020, as well as the impact of increased mining rates. AISC per ounce sold(1) averaged $349 versus $289 in Q3 2019 and $273 in Q2 2020. The change from Q3 2019 largely reflected the impact of a new 2.75% royalty introduced by the Victorian Government effective January 1, 2020. The new royalty contributed $8.0 million or $52 per ounce sold to AISC per ounce sold(1) in Q3 2020 ($6.9 million or $44 per ounce sold in Q2 2020). Excluding the impact of the new royalty, AISC per ounce sold in Q3 2020 averaged $297 per ounce, similar to the Q3 2019 level as higher operating cash costs were largely offset by lower levels of sustaining capital expenditures(1), reflecting reduced costs for mobile equipment procurement and ground support related to capital development versus the same period in 2019. Compared to the previous quarter, higher AISC per ounce sold(1) resulted from the increase in operating costs per ounce as well as higher royalty expense. In addition, sustaining capital expenditures were significantly higher in Q3 2020 versus the prior quarter, mainly reflecting disruptions to capital development and other projects in Q2 2020 as part of the Company’s COVID-19 response. Sustaining capital expenditures(1) in Q3 2020 totalled $18.1 million ($117 per ounce sold) versus $23.8 million ($143 per ounce sold) in Q3 2019, and $10.8 million ($69 per ounce sold) in Q2 2020.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Production at Fosterville for YTD 2020 totaled 476,459 ounces, an 11% increase from 427,472 ounces for YTD 2019. YTD 2020 production resulted from processing 409,708 tonnes at an average grade of 36.6 g/t and average recoveries of 99.0%. The increase from YTD 2019 was mainly due to a 10% increase in tonnes processed, reflecting mine sequencing opportunities and the use of paste fill in the stoping cycle.

Production costs were $61.2 million (excluding $0.7 million of COVID related costs) for YTD 2020 versus $56.6 million for the same period in 2019. Operating cash costs per ounce sold(1) and AISC per ounce sold(1) for YTD 2020 of $132 and $311, respectively, were similar to the prior year levels of $126 and $306, respectively. Contributing to AISC per ounce sold(1) for YTD 2020 were increased royalty payments of $22.0 million or $47 per ounce sold resulting from the new 2.75% royalty introduced by the Victorian Government effective January 1, 2020. Excluding the impact of the new royalty, AISC per ounce sold(1) for YTD 2020 improved 14% from the YTD 2019 level, mainly due to lower sustaining capital expenditures(1) during YTD 2020. Sustaining capital expenditures(1) for YTD 2020 totalled $45.0 million ($97 per ounce sold) versus $65.7 million ($152 per ounce sold) for YTD 2019, with the reduction in YTD 2020 largely due to disruptions resulting from the Company’s COVID-19 protocols, including the suspension of project work and reduced capital development during Q2 2020.

(1)Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

Growth projects: Growth capital(1) expenditures at Fosterville for YTD 2020, excluding capitalized exploration totalled $14.6 million ($5.0 million in Q3 2020). Work during the first nine months of the year focused mainly on construction of a new transformer station, new gold room/refinery and Aster Plant (tailings effluent remediation plant), as well as completion of a ventilation system during Q2 2020.

Northern Territory

The Cosmo mine and Union Reefs mill were placed on care and maintenance effective June 30, 2017. Following this move, the Company undertook extensive exploration programs at Cosmo, Union Reefs and, more recently, other selected targets. In addition, the Company’s advanced exploration work at both the Cosmo mine and Union Reefs mill, which resulted in the

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
commencement of test mining of mineralization in the Lantern Deposit at Cosmo and test processing of this material at the Union Reefs mill in October 2019.

On February 19, 2020, the Company announced that the Northern Territory assets had been designated as non-core with the Company planning to consider strategic options for maximizing the value of these assets. In March 2020, the Company announced the suspension of test mining and processing in the Northern Territory and also the suspension of exploration activities. The decision reflected results of the test production to date, as well as other priorities within the Company. Care and maintenance expense for the Company’s Northern Territory assets totalled $3.3 million in Q3 2020 and $10.0 million for YTD 2020, including $2.8 million of restructuring and severance costs recorded in Q2 2020). $0.7 million exploration expenditures were recorded in Q3 2020 ($18.0 million for YTD 2020).

Consistent with the Company’s commitment to effective environmental management, a three-year, $60 – $65 million water rehabilitation program was launched in the Northern Territory during Q3 2020, which resulted in a $32.6 million increase in the environmental remediation provisions being recorded during the quarter. The program, which is intended to address environmental issues caused by prior owners of the assets, involves managing the Howley Streak waste dumps, rehabilitation of dams and treatment of site water inventory. The objective of the program involves restoring approximately 360ha to grazing land quality, removing waste rock dumps and filling existing open pits.

(1)The Review of Operating Mines section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

GROWTH AND EXPLORATION

As part of the Company’s health and safety protocols related to the COVID-19 pandemic, all exploration drilling was suspended in March 2020. On April 1, 2020, the Company withdrew its 2020 guidance, including the target for $150 - $170 million of exploration expenditures in 2020, including capitalized exploration. In April, the Company announced plans to resume exploration drilling at its three main operations, Macassa, Detour Lake and Fosterville. The ramp up of exploration drilling extended to, and was continuing, as of the end of Q3 2020. As at September 30, 2020, there were 5 surface and 8 underground drills deployed at Fosterville, one surface and 8 underground drills at Macassa and five surface drills at Detour Lake.

Canada

For YTD 2020, the Company completed approximately 84,166 metres of underground drilling at Macassa, using up to 8 underground drills on the 5300, 5600 and 5700 levels. The drilling targeted extensions of the SMC to the east, the west and to depth, as well as areas along the Amalgamated Break near the SMC. In addition, the drilling focused on infill targets within the current Mineral Resource with the aim of upgrading resources within the SMC, Lower SMC and Amalgamated Break. Total exploration expenditures at Macassa, including capitalized exploration, totalled $21.8 million for YTD 2020 ($8.1 million in Q3 2020).

Of the 84,166 total underground metres for YTD 2020, 25,791 metres were drilled to test the extents of the East, West and Lower SMC, with an additional 13,258 metres being drilled to test the Amalgamated Break. In addition, 1,167 metres of drilling were completed from the 5300 Level to test the Main Break on the former Kirkland Minerals property 300 metres below the deepest mine level and proximal to the location of the #4 shaft. Infill drilling consisted of 43,950 metres of drilling focused on upgrading resources within the SMC and Lower SMC.

In addition, the Company completed 12,900 metres of drilling from surface utilizing up to two drills targeting both shallow and deep regional targets associated with the Amalgamated Break as well as shallow targets associated with the ‘04/Main Break. Of the total 12,900 metres, 845 metres were drilled to target deep regional areas of the Amalgamated Break, while 7,150 metres were completed to target areas proximal to the current near surface Mineral Resource associated with the Amalgamated Break and 4,905 metres were completed to target the ’04/Main Break.

In terms of exploration development, after completing 243 metres of development drifting in 2019 in support of future underground exploration drilling to extend the 5300 Level exploration drift to the east, which included the excavation of a new drill bay, an additional 343 metres of development to the east was completed during YTD 2020 which included the excavation of two diamond drill bays. Development to the west on the 5300 Level was extended 254 metres during 2019

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
and development was reinitiated in Q3 2020 with 115 metres advanced. The Company also commenced an exploration development heading east on the 5807 decline late in 2019 to target the SMC East and Main Break at depth and has completed a total of 582 metres of development during YTD 2020. In late Q3 2020 the Company also commenced an exploration development heading on the 5150 Level to target the ’04 Break and potential extension of the SMC west of the Amikougami cross-fault and has completed 6 metres of development during YTD 2020.

A significant new project at Macassa in 2020 is the development of an exploration decline to access and explore previously identified high-grade zones near surface along the Amalgamated Break. The portal for the decline was completed in Q2 2020 with the first development round excavated on June 15, 2020. By the end of Q3 2020, the decline had advanced approximately 645 metres with plans to reach approximately 1,067 metres of development by the end of 2020.

On April 22, 2020, the Company announced encouraging drill results at Macassa, which expanded high-grade mineralization to the east of the SMC by an additional 75 metres from existing Mineral Resources. In addition, the Company announced that it had identified a new corridor of high-grade mineralization 700 metres long and 300 metres high located at depth along the historic Main Break on the Kirkland Minerals property. The corridor is located in close proximity to the new #4 shaft (currently being developed) and also to the planned location of the new exploration drift being developed east off the 5700 Level. Included in this corridor is an intersection of 141.3 g/t over 2.4 metres that is located within 650 metres of the #4 shaft and is 50 metres further east from previous drilling and 300 metres below the deepest level off the Kirkland Minerals shaft. The identification of the new corridor of high-grade mineralization highlights the significant exploration potential that continues to exist along the Main Break, which accounts for most of the 25 million ounces of historic production in the Kirkland Lake gold camp.

On October 19, 2020, The Company announced the intersection of exceptional gold grades at Macassa outside of existing Mineral Resources near the location where the dip of the SMC approaches the contact with mineralized zones stacked vertically along the Amalgamated Break. This area is considered highly prospective as it involves two separate areas of gold mineralization effectively coming together. The results also continued to expand the mineralization at depth in the Lower SMC and identified new areas of high-grade mineralization along the Amalgamated Break, further increasing the Company’s confidence that significant new Mineral Reserves can be added by drilling along the Break through the Kirkland Lake camp.

Detour Lake

The Company is also carrying out an aggressive surface exploration program at Detour Lake, to be completed by the end of 2021, aimed at expanding the present open-pit Mineral Reserve and Mineral Resource estimates both between the present Main and Detour West pits as well as at depth below the present open-pit Mineral Resource.

Exploration diamond drilling was initiated on the Detour Lake Mine property in mid-January with a total of 35,425 metres of drilling completed in YTD 2020. A total of 3,693 metres of drilling in 12 drill holes targeted the 58N Zone and 31,732 metres of drilling in 36 holes were completed between the Detour West and Main Pit areas. Drilling on the 58N Zone targeted the up-plunge and west extension of the resource within 300 meters of surface. Drilling west of the Main Pit targeted extensions of mineralization outside the present Mineral Resource. Exploration expenditures for YTD 2020 totaled $7.2 million ($4.5 million in Q3 2020).

On June 29, 2020, the Company announced encouraging results from initial drilling at Detour Lake mine. Drilling in the Saddle Zone, west of the Main Pit, intersected broad zones of mineralization at attractive open-pit grades, as well as intervals of higher grade that support the possibility of underground Mineral Resources at depth. Drilling at 58N intersected high-grade mineralization up to 175 metres from the existing underground Mineral Resources. In the North Pit, northwest of the Main Pit, drilling extended mineralization both along strike and to depth of existing open-pit Mineral Resources.

On September 9, 2020, additional high-grade intersections from drilling in the Saddle Zone were released that continued to identify broad zones of mineralization and establish the continuity of the mineralized structure between the Main and West pit locations. Drilling in both the east and west portions of the Saddle Zone intersected mineralization with attractive grades more than 420 metres below the existing Mineral Reserve shells (the Main Pit Mineral Reserve shell in the case of drilling in the eastern portion and the West Pit Mineral Reserve shell for drilling in the western portion). The results provided additional evidence that there is a broad and continuous corridor of mineralization extending between the two pit locations to a depth of up to 820 m below surface.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Australia

Total exploration expenditures in Australia for YTD 2020, including capitalized exploration, totalled $57.6 million ($14.7 million in Q3 2020). Of the $57.6 million, $39.6 million was at Fosterville, where an extensive program of exploration drilling and development focused on supporting the future growth of the Fosterville mine. The primary targets of this program continued to be the Lower Phoenix system, Cygnet, Harrier, and Robbin’s Hill. In addition to extensive drilling, the Company commenced driving a twin underground exploration drift from Fosterville Mine to Robbin’s Hill in January 2020. The drift will support both future exploration at Robbin’s Hill, a potential second mining operation to feed the Fosterville Mill, and will also facilitate the exploration of a number of high-potential targets under other historic open pits in the area. The remaining $18.0 million of exploration expenditures in Australia for YTD 2020 were in the Northern Territory, almost all of which incurred in the first quarter prior to the Company discontinuing all test production and exploration drilling in March.

Fosterville Mine

During YTD 2020, exploration expenditures, including capitalized exploration, at Fosterville totalled $39.6 million ($14.0 million in Q3 2020). Drilling was suspended in March 2020 as part of the Company’s COVID-19 health and safety protocols, which included the suspension of all non-essential work. Prior to the suspension of drilling, there was a total of 31,937 metres of drilling completed using up to six surface drills and eight underground drills. In early Q2 2020, the Company commenced the process of resuming the 2020 exploration program, with nine drills having been deployed by the end of Q2 2020 (13 drills as at September 30, 2020). A total of 85,996 metres of surface and underground drilling was completed for YTD 2020 (30,156 metres during Q3 2020). Underground drilling during the third quarter continued to target the Harrier and Cygnet zones, as well as the Lower Phoenix system. Exploration drilling down-plunge in the Lower Phoenix system increased during Q3 2020 following completion of additional development the previous quarter, including the establishment of new drill platforms. Surface drilling during Q3 2020 continued to test along the Curie fault at Robbin’s Hill in the northern part of the Fosterville Mining licence, as well as along the Herschel fault, which also extends through the Robbin’s Hill target. The Company also commenced underground drifting towards Robbin’s Hill in January 2020 from the Falcon underground workings, with over 2,269 metres of drifting achieved by the end of Q3 2020.

On July 30, 2020, the Company announced encouraging drill results at Fosterville, which included intersecting higher than expected grades with visible gold from infill drilling in the Swan Zone and confirming the substantial scale and continued growth potential of mineralized systems at Cygnet, Robbin’s Hill and Harrier.

Northern Territory

During the Q1 2020, prior to suspending exploration work in March, 4,143 metres of surface diamond drilling was completed by two drills, with activity focused at Union Reefs on the Millars and Union South targets, and at Pine Creek on the Gandys target. Rehabilitation of all surface drill sites is in progress. Total exploration expenditures during YTD 2020 were $18.0 million, of which $15.8 million was incurred during Q1 2020.

At the Cosmo Mine, prior to the suspension of exploration activities, underground drilling focused on the Lantern Deposit, where up to three rigs completed 12,680 metres, and a total of 1,071 metres of development was completed.

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, including quarterly dividend payments, as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at September 30, 2020, the Company had a positive working capital(1) balance of $562.7 million, including a cash balance of $848.5 million, which compares to a working capital(1) of $377.7 million and cash of $707.2 million at December 31, 2019. The strong working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes and the timing of sustaining and growth capital outlays.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for at least the next twelve months.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

(1)The Review of Financial Condition and Liquidity section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 34-40 of this MD&A.

OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2020, the Company did not have any off-balance sheet items.

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION

Outstanding Share Information

	As at November 4, 2020	Weighted Average Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	272,984,646	—
Issued: Stock options	227,868	$13.52
Issued: Restricted share units	390,500	—
Issued: Performance share units	376,374	—

Terms of the Company’s equity incentive plans are outlined in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019 and the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2020.

QUARTERLY INFORMATION

The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s Condensed Consolidated Interim Financial Statements for each of the periods considered below and the Consolidated Financial Statements for the year ended December 31, 2019.

	2020		2019
	Three Months Ended
(in thousands except per share amounts)	September 2020	June 2020	March 2020	December 2019
Revenue	$632,843	$580,975	$554,738	$412,379
Earnings before income taxes	$295,316	$225,282	$294,525	$232,042
Net earnings	$202,022	$150,232	$202,878	$169,135
Basic earnings per share	$0.73	$0.54	$0.79	$0.81
Diluted earnings per share	$0.73	$0.54	$0.77	$0.80

	2019		2018
	Three Months Ended
(in thousands except per share amounts)	September 2019	June 2019	March 2019	December 2018
Revenue	$381,430	$281,267	$304,912	$280,320
Earnings before income taxes	$254,119	$153,432	$159,589	$149,336
Net earnings	$176,604	$104,195	$110,146	$106,535
Basic earnings per share	$0.84	$0.50	$0.52	$0.51
Diluted earnings per share	$0.83	$0.49	$0.52	$0.50

COMMITMENTS AND CONTINGENCIES

The nature of the Company’s commitments and contingencies have not significantly changed from the year ended December 31, 2019, including the acquisition of Detour Gold on January 31, 2020. However, in Q2 2020 a $132.6 million tax payment was made in Australia as the final tax instalment for the 2019 tax year, reducing the Company's tax commitments presented for the year ended December 31, 2019. For additional disclosures refer to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2019.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties. Amounts are expressed in thousands of U.S. dollars.

The Company entered into contracts with subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $17 and $123 during the three and nine months ended September 30, 2020 (year ended December 31, 2019 - $61). Ms. Elizabeth Lewis-Gray, a member of the Company’s Board of Directors appointed effective September 26, 2019, is the Co-founder, Chair and Managing Director of Gekko Systems.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

Our significant judgments, estimates and assumptions are disclosed in note 4 of the audited Consolidated Financial Statements for the year ended December 31, 2019.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies are disclosed in note 3 of the audited Consolidated Financial Statements for the year ended December 31, 2019. Any changes in or adoption of new accounting policies adopted by the Company in Q3 2020 are disclosed in note 3 of the accompanying interim financial statements.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow and Adjusted Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company. The Company also discloses and calculates adjusted free cash flow by excluding items from free cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Free cash flow and adjusted free cash flow are reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

(in thousands)	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Three Months Ended June 30, 2020	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Net cash provided by operating activities	$431,119	$316,753	$222,234	$894,859	$672,290
Mineral property additions	(46,475)	(67,900)	(57,242)	(175,698)	(173,570)
Property, plant and equipment	(108,953)	(67,549)	(70,913)	(218,522)	(168,534)
Free cash flow	$275,691	$181,304	$94,079	$500,639	$330,186

(in thousands)	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Three Months Ended June 30, 2020	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Net cash provided by operating activities	$431,119	$316,753	$222,234	$894,859	$672,290
Transaction and restructuring costs related to Detour acquisition	—	—	—	60,494	—
Adjusted net cash provided by operating activities	431,119	316,753	222,234	955,353	672,290
Mineral property additions	(46,475)	(67,900)	(57,242)	(175,698)	(173,570)
Property, plant and equipment	(108,953)	(67,549)	(70,913)	(218,522)	(168,534)
Adjusted free cash flow	$275,691	$181,304	$94,079	$561,133	$330,186

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

(in thousands)	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Three Months Ended June 30, 2020	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Sustaining capital	$126,501	$48,260	$96,205	$312,727	$140,005
Growth capital(1)	55,394	87,966	33,017	141,155	248,719
Total capital expenditures	$181,895	$136,226	$129,222	$453,882	$388,724
Other	6,185	—	823	6,710	—
Finance leases related to IFRS 16	—	2,567	5,792	5,792	5,517
Total additions per financial statements	$188,080	$138,793	$135,837	$466,384	$394,241
(1)Growth capital includes capitalized exploration.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital expenditures, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three and nine months ended September 30, 2020 and 2019:

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Three months ended September 30, 2020
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated	Total Consolidated Excluding Detour[2]
Production costs	$—	$26,000	$87,354	$113,354	$22,669	$—	$22,669	$—	$136,023	$48,669
Share-based compensation	—	(275)	(137)	(412)	—	—	—	—	(412)	(275)
COVID-19 related costs	—	(75)	—	(75)	(713)	—	(713)	—	(788)	(788)
Operating cash costs	—	25,650	87,217	112,867	21,956	—	21,956	—	134,823	47,606
Royalty expense	—	2,520	5,218	7,738	13,743	—	13,743	—	21,481	16,263
Stock-based compensation	—	275	137	412	—	—	1,076	8,147	9,635	9,498
Rehabilitation and remediation	—	—	—	—	11	—	11	—	11	11
General and administrative expense	—	—	—	3,769	—	—	3,191	4,226	11,186	11,186
Depreciation - ARO	—	151	(43)	108	137	—	137	—	245	288
Sustaining capital[1]	41	15,062	88,962	107,413	19,055	—	19,055	33	126,501	37,539
Capitalized depreciation	—	(935)	(8,288)	(9,223)	(986)	—	(986)	—	(10,209)	(1,921)
Sustaining leases	3	62	121	186	31	51	82	299	567	446
AISC	$44	$42,785	$173,324	$223,270	$53,947	$51	$58,265	$12,705	$294,240	$120,916
Ounces of gold sold	—	39,588	137,632	177,220	154,739	—	154,739	—	331,959	194,327
Operating cash cost per ounce sold	$—	$648	$634	$637	$142	$—	$142	$—	$406	$245
Sustaining capital expenditures per ounce sold	$—	$357	$586	$554	$117	$—	$117	$—	$350	$183
AISC per ounce sold	$—	$1,081	$1,259	$1,260	$349	$—	$377	$—	$886	$622
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.
(2)Excludes results from Detour Gold from July 1, 2020 to September 30, 2020.

Nine months ended September 30, 2020
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated	Total Consolidated Excluding Detour[2]
Production costs	$36,054	$80,156	$260,923	$377,133	$61,897	$—	$61,897	$—	$439,030	$178,107
Share-based compensation	(308)	400	(137)	(45)	—	—	—	—	(45)	92
COVID-19 related costs	(2,436)	(3,338)	(7,675)	(13,449)	(713)	—	(713)	—	(14,162)	(6,487)
By-product credit	(53)	(101)	—	(154)	(143)	—	(143)	—	(297)	(297)
Purchase price allocation	—	—	(10,967)	(10,967)	508	—	508	—	(10,459)	508
Operating cash costs	33,257	77,117	242,144	352,518	61,549	—	61,549	—	414,067	171,923
Royalty expense	3,807	7,222	12,824	23,853	38,135	—	38,135	—	61,988	49,164
Stock-based compensation	308	(400)	137	45	—	—	1,287	13,132	14,464	14,327
Rehabilitation and remediation	1	6	225	232	47	116	163	—	395	170
General and administrative expense	—	—	—	13,421	—	—	9,968	15,300	38,689	38,689
Depreciation - ARO	—	151	(336)	(185)	137	—	137	—	(48)	288
Sustaining capital[1]	9,592	41,408	209,023	263,371	48,106	—	48,106	1,250	312,727	103,704
Capitalized depreciation	(484)	(2,394)	(20,189)	(23,067)	(3,135)	—	(3,135)	—	(26,202)	(6,013)
Sustaining leases	302	138	403	843	86	149	235	812	1,890	1,487
AISC	$46,783	$123,248	$444,231	$631,031	$144,925	$265	$156,445	$30,494	$817,970	$373,739
Ounces of gold sold	33,242	134,681	384,270	552,193	465,742	—	465,742	—	1,017,935	633,665
Operating cash cost per ounce sold	$1,000	$573	$630	$638	$132	$—	$132	$—	$407	$271
Sustaining capital expenditures per ounce sold	$274	$290	$491	$435	$97	$—	$97	$—	$281	$154
AISC per ounce sold	$1,407	$915	$1,156	$1,143	$311	$—	$336	$—	$804	$590
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.
(2)Excludes results from Detour Gold from January 31, 2020 to September 30, 2020.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended September 30, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$27,800	$26,621	$54,421	$19,243	$—	$19,243	$—	$73,664
Share-based compensation	(32)	(40)	(72)	—	—	—	—	(72)
Purchase price allocation	—	—	—	—	—	—	—	—
Operating cash costs	27,768	26,581	54,349	19,243	—	19,243	—	73,592
Royalty expense	2,170	3,216	5,386	5,044	—	5,044	—	10,430
Share-based compensation	32	40	72	—	—	—	2,665	2,737
Rehabilitation and remediation	43	49	92	87	573	660	—	752
General and administrative expense	—	—	2,307	—	—	2,733	2,854	7,894
Sustaining capital[1]	11,230	13,224	24,454	23,806	—	23,806	—	48,260
Sustaining leases	89	3	92	15	63	78	98	268
AISC	$41,332	$43,113	$86,752	$48,195	$636	$51,564	$5,617	$143,933
Ounces of gold sold	26,790	62,583	89,373	166,903	—	166,903	—	256,276
Operating cash cost per ounce sold	$1,037	$425	$608	$115	$—	$115	$—	$287
Sustaining capital expenditures per ounce sold	$419	$211	$274	$143	$—	$143	$—	$188
AISC per ounce sold	$1,543	$689	$971	$289	$—	$309	$—	$562
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the quarter.

Nine months ended September 30, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$79,668	$73,612	$153,280	$56,585	$—	$56,585	$—	$209,865
Share-based compensation	(95)	(120)	(215)	—	—	—	—	(215)
Purchase price allocation	—	—	—	(2,314)	—	(2,314)	—	(2,314)
Operating cash costs	79,573	73,492	153,065	54,271	—	54,271	—	207,336
Royalty expense	5,568	7,872	13,440	11,990	—	11,990	—	25,430
Share-based compensation	95	120	215	—	—	—	8,492	8,707
Rehabilitation and remediation	129	145	274	253	622	875	—	1,149
General and administrative expense	—	—	7,882	—	—	7,245	11,170	26,297
Sustaining capital[1]	28,994	45,348	74,342	65,663	—	65,663	—	140,005
Sustaining leases	265	9	274	20	118	138	292	704
AISC	$114,624	$126,986	$249,492	$132,197	$740	$140,182	$19,954	$409,628
Ounces of gold sold	83,966	184,898	268,864	432,432	—	432,432	—	701,296
Operating cash cost per ounce sold	$948	$397	$569	$126	$—	$126	$—	$296
Sustaining capital expenditures per ounce sold	$345	$245	$277	$152	$—	$152	$—	$200
AISC per ounce sold	$1,365	$687	$928	$306	$—	$324	$—	$584
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the quarter.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended June 30, 2020
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Detour Lake Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated	Total Consolidated Excluding Detour[2]
Production costs	$7,629	$27,748	$85,752	$121,129	$20,286	$—	$20,286	$—	$141,415	$55,663
Share-based compensation	(209)	(230)	—	(439)	—	—	—	—	(439)	(439)
COVID-19 related costs	(2,436)	(3,263)	(7,675)	(13,374)	—	—	—	—	(13,374)	(5,699)
Operating cash costs	4,984	24,255	78,077	107,316	20,286	—	20,286	—	127,602	49,525
Royalty expense	418	2,480	4,547	7,445	11,813	—	11,813	—	19,258	14,711
Stock-based compensation	209	230	—	439	—	—	1,186	6,467	8,092	8,092
Rehabilitation and remediation	(26)	(187)	225	12	22	54	76	—	88	(137)
General and administrative expense	—	—	—	5,561	—	—	3,140	3,783	12,484	12,484
Depreciation - ARO	—	—	(293)	(293)	—	—	—	—	(293)	—
Sustaining capital[1]	485	11,285	71,840	83,610	11,741	—	11,741	854	96,205	24,365
Capitalized depreciation	(43)	(809)	(6,075)	(6,927)	(964)	—	(964)	—	(7,891)	(1,816)
Sustaining leases	205	45	150	400	28	46	74	290	764	614
AISC	$6,232	$37,299	$148,471	$197,563	$42,926	$100	$47,352	$11,394	$256,309	$107,838
Ounces of gold sold	3,629	44,328	136,182	184,139	157,251	—	157,251	—	341,390	205,208
Operating cash cost per ounce sold	$1,373	$547	$573	$583	$129	$—	$129	$—	$374	$241
Sustaining capital expenditures per ounce sold	$122	$236	$483	$416	$69	$—	$89	$—	$259	$110
AISC per ounce sold	$1,717	$841	$1,090	$1,073	$273	$—	$301	$—	$751	$526
(1)Sustaining capital excludes capital costs associated with finance leases that were recognized in the period.
(2)Excludes results from Detour Gold from April 1, 2020 to June 30, 2020.

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Q3 2020 MANAGEMENT DISCUSSION AND ANALYSIS
Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

(in thousands, except per ounce amounts)	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Three Months Ended June 30, 2020	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Revenue	$632,843	$381,430	$580,975	$1,768,556	$967,609
Silver	—	(347)	—	(297)	(863)
Foreign exchange impact	156	(1,258)	4,917	(2,734)	(2,524)
Realized Revenue	$632,999	$379,825	$585,892	$1,765,525	$964,222
Ounces sold	331,959	256,276	341,390	1,017,935	701,296
Average realized price per ounce sold	$1,907	$1,482	$1,716	$1,734	$1,375

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

(in thousands, except per share amounts)	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Three Months Ended June 30, 2020	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Net earnings	202,022	176,604	150,232	555,132	390,945
Loss (gain) on warrant investment	235	20	(148)	1,580	938
Transaction costs	—	—	—	33,838	—
PPA adjustment on inventory(1)	—	—	—	—	2,314
Foreign exchange loss (gain)(2)	23,592	(13,669)	72,826	23,474	(7,062)
Restructuring/Severance	8,132	—	5,342	17,178	1,239
COVID-19 related costs	788	—	13,374	14,162	—
Rehabilitation costs	32,626	—	—	32,626	—
Income tax related to above adjustments	(18,144)	4,577	(22,281)	(30,225)	2,735
Adjusted net earnings	249,251	167,532	219,345	647,765	391,109
Weighted average shares outstanding - basic ('000s)	275,280	210,189	277,066	269,941	210,155
Adjusted net earnings per share	0.91	0.80	0.79	2.40	1.86

(1)Purchase price allocation represents the allocation of depletion of mineral interests acquired with the business combinations.
(2)Restated to reflect adjustment for foreign exchange loss (gain) during the three and nine months ended Septmeber 30, 2019

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in thousands)	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Three Months Ended June 30, 2020	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Net earnings	$202,022	$176,604	$150,232	$555,132	$390,945
Add back:
Finance costs	2,305	576	1,850	8,268	1,586
Depletion and depreciation	86,707	41,692	82,586	262,132	116,056
Current income tax expense	66,097	50,946	59,020	195,247	127,158
Deferred income tax expense	27,197	26,569	16,030	64,744	48,037
EBITDA	$384,328	$296,387	$309,718	$1,085,523	$683,782

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at September 30, 2020	As at December 31, 2019
Current assets	$1,050,410	$794,630
Current liabilities	487,672	416,945
Working capital	$562,738	$377,685

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Kirkland Lake Gold’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as described in the 2019 MD&A.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

There were no changes to the Company’s internal controls during Q3 2020 that have materially affected, or are likely to materially affect, the Company’s internal controls over financial reporting or disclosure controls and procedures. The management team will continue to monitor the effectiveness of the internal controls over financial reporting and disclosure controls and procedures and will make changes to the controls as and when appropriate.

RISKS AND UNCERTAINTIES

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating, engineering or technical difficulties with respect to the development of its projects, many of which may not be within the control of the Company), including the ability to extract anticipated tonnes and successfully realizing estimated grades; the threat of outbreaks of viruses or other infectious disease, including COVID-19; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); reclamation obligations; regulatory; tax matters and foreign mining tax regimes, as well as health, safety, environmental and cybersecurity risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2019 Annual Information Form and the Company’s MD&A for the period ended December 31, 2019 filed on SEDAR.

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of the Company’s properties, the potential to increase the levels of mineral resources and mineral reserves and potential conversion of mineral resources; the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the anticipated overall impact of the Company’s COVID19 response plans, including measures taken by the Company to reduce the spread of COVID19, including but not limited to the rapid testing implemented at Detour Lake, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, including the ability of the Company to realize on certain planned synergies associated with the acquisition of Detour Gold Corporation, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to potential future impacts and effects of COVID19, including but not limited to potential future delays and unanticipated suspension or interruption of operations, the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain all necessary permits associated with the Detour Lake mine, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, the West Detour project, processing plant expansion at the Detour Lake Mine, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, including but not limited to ongoing negotiations and consultations with the Company’s First Nations partners, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, including but not limited to risks associated with reclamation and closure obligations relating to the Northern Territory projects, risks relating to the Northern Territory wet season, risks relating to litigation and unanticipated costs to assume the defence of such litigation, risks relating to applicable tax and potential reassessments thereon, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

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Q3 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS
Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Senior Vice President, Technical Services and Innovation and Eric Kallio, P.Geo, Senior Vice President, Exploration. Ms. Vaz and Mr. Kallio are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this MD&A.

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